

GRAYBAR ELECTRIC COMPANY, INC. 2012 ANNUAL REPORT


GraybaR
works to your advantage

OUR ACTIONS
MAKE A DIFFERENCE

WE ARE
EMPLOYEE OWNERS

OUR VALUES ARE THE
FOUNDATION OF OUR SUCCESS



WE MAKE IT EASIER FOR OUR
CUSTOMERS TO DO BUSINESS

WE APPRECIATE OUR RICH
COMPANY HISTORY

WE DRIVE PROFITABLE
GROWTH

WE MAKE
COMMUNITIES STRONGER

WE HAVE OPPORTUNITIES
TO LEARN AND GROW

WE ARE A VITAL LINK
IN THE SUPPLY CHAIN


GRAYBAR
Graybar

WE ARE COMMITTED
TO SUSTAINABILITY

WE ARE EXPANDING OUR REACH
TO A GLOBAL MARKETPLACE

WE WORK TO
YOUR ADVANTAGE



GRAYBAR IS A COMPANY ROOTED IN TIMELESS CORE VALUES AND EMPLOYEE OWNERSHIP. BY FOCUSING ON OUR CUSTOMERS AND EXECUTING OUR STRATEGIC PLAN, WE CAN SUSTAIN LONG-TERM, PROFITABLE GROWTH THAT WILL BENEFIT OUR EMPLOYEES AND OUR SHAREHOLDERS. THAT'S WHAT WORKING **TOGETHER** IS ALL ABOUT.

TO OUR SHAREHOLDERS AND EMPLOYEES:

Graybar finished 2012 with positive results as we embraced change and prepared our organization for the future. Graybar's sales grew slightly in 2012. Overall, our industry saw modest sales growth led by strength in the industrial and construction markets; however, uncertainty and weakness in the U.S. economy dampened overall spending. Despite slower sales, Graybar achieved near-record profitability for our employees and shareholders. In fact, Graybar shareholders received a 35 percent return on their investment last year.

For 2012, Graybar's sales were $5.4 billion, a 0.7 percent increase compared to 2011. We also earned a net income of $86.3 million, an increase of 6 percent compared to the previous year and the second highest total in Graybar's history.

Return on sales for 2012 was higher than the previous three years and our financial condition remained strong with low debt levels, a healthy cash position and solid shareholders' equity.

RISING TO THE CHALLENGE

At Graybar, we strive to lead our industry by providing our customers with services, products and solutions that help them power and network their facilities with speed, intelligence and efficiency. We have earned a reputation among the best in the industry, and we work to raise the bar even higher as we serve our customers every day.

One way we rise to this challenge is by continually enhancing our business. We do that by working **together** to advance our long-term strategy, which is focused on Growing Profitably, Improving Performance, Innovating through Technology and Winning with People. While this strategy has remained consistent over the past several years, we continue to sharpen our customer focus, which should help us achieve superior results for the long-term health of the Company.

A priority for Graybar in 2012 was sustainability, both in the solutions we offer and in the way we operate our business. We recognize that more and more of our customers prefer to work with organizations that are committed to sustainable business practices. Given our experience in energy and our extensive offer of energy-efficient solutions, we have an excellent opportunity to support our customers and enhance our own business.

Last year, one of our biggest sustainability efforts was the launch of our energy platform – Graybar PowerSmart® – which can help our customers reduce their costs and increase the sustainability of their facilities. This focus on sustainable solutions and energy efficiency impacts many of the customers we serve including construction, industrial, government, utility and commercial customers.

Not only did Graybar provide customers with new solutions to make their facilities more sustainable in 2012, we also worked to green Graybar's entire business to reduce costs and be responsible stewards of the environment.


AMERICA'S LARGEST CORPORATIONS
FORTUNE
500
TOP
WORK
PLACES
2012
ST. LOUIS POST-DISPATCH

IN 2012, GRAYBAR WAS NAMED TO THE *ST. LOUIS POST-DISPATCH* TOP WORKPLACES LIST. IT WAS ALSO NAMED A *FORTUNE* "WORLD'S MOST ADMIRED COMPANY" FOR THE ELEVENTH CONSECUTIVE YEAR.



"I WOULD LIKE TO THANK BOB REYNOLDS FOR HIS IMMEASURABLE CONTRIBUTIONS TO THE COMPANY DURING HIS MORE THAN 40-YEAR CAREER. AS THE LEAD EXECUTIVE FOR THE PAST 12 YEARS, BOB HAS DONE A REMARKABLE JOB GUIDING THIS COMPANY – THROUGH GOOD TIMES AND BAD. HE HAS LEFT AN INDELIBLE MARK ON OUR COMPANY AND THE INDUSTRY. WE WISH HIM ALL THE BEST IN RETIREMENT." – KATHY MAZZARELLA

The most impactful enhancement was in Tucson, Ariz., where Graybar opened a new facility constructed to Leadership in Energy and Environment Design standards (LEED®). This state-of-the-art facility was LEED Gold certified in September and serves as a demonstration of the intelligent energy solutions we can provide customers. Our corporate headquarters in St. Louis also earned an ENERGY STAR® rating in 2012, and we continue to identify additional opportunities to improve our sustainability across the Company.

Another important way we make our Company stronger is through the continuous improvement (CI) process. Since 2006, employees have completed more than 450 CI projects, saving the Company more than $64 million. Last year, CI projects and quick wins produced more than $13.8 million in cost savings and gross margin improvement for the Company. Many of these projects also created value for our customers by removing waste from the supply chain and streamlining their processes.

In addition, Graybar continues to expand its footprint and update locations as part of the Company's logistics and inventory initiative. Through a combination of branch locations, district service centers and national zone warehouses, Graybar provides flexible solutions and delivers the right products where customers need them most. In 2012, Graybar opened locations in Charleston, S.C., Joplin, Mo., Lincoln, Neb., and Renton, Wash. We expect to add more locations in 2013 as new business opportunities emerge.

To meet the demands of today's global marketplace, Graybar has invested in its global capabilities to better serve customers and develop a presence in select foreign markets. The global team coordinates and facilitates export transactions. This team is equipped with the tools and skills they need to support our customers on a global scale, and we are excited about the opportunity to grow with customers who do business around the world.

With the rapid pace of business today, staying connected is more important than ever. In 2012, we began implementing a companywide communications system that will connect us like never before, combining the power of the telephone with mobile, voice mail, email, and audio/video conferencing. This rollout will continue in 2013 and will enable employees to work more efficiently and better serve customers.

As an employee-owned Company, the greatest asset we have continues to be our people and the contributions they make to the business. In 2012, we increased our recruiting efforts to attract new employees, formalized a new internship program, conducted an employee engagement survey, and launched a new talent management system that will impact our training, recruiting and performance management capabilities.

We also reached out to and connected with the communities where we do business in 2012. Our two National Training Conferences served as a platform for the most significant of these efforts. Leading up to the spring conference, Graybar employees, customers and suppliers collected more than 130,000 food items for local charities. In the fall, more than 16,000 toys were collected to benefit charitable organizations. Both of these activities were organized through Graybar CARES – our community service platform – and demonstrate the power we can generate when we work together as a united Company.

CHANGING OF THE GUARD

A large part of Graybar's success over the years can be traced back to having the right leaders in place at the right time to drive our long-term success. In 2012, Graybar announced a number of organizational changes affecting key positions at both corporate and district levels. Some of these changes included:

Bill Mansfield, appointed Vice President, Marketing; Steve Stone, appointed Vice President, Sales; Garry Acker, appointed Vice President, Product Management; Bob Siegel, appointed Vice President, Investment and Inventory Management following the retirement of Tom Van Ash; David Bender, appointed Atlanta District Vice President following the retirement of Joe LaMotte; and Kirk Snure, appointed Seattle District Vice President.

We also announced several other important appointments that were effective at the start of 2013, including Randy Harwood, appointed Senior Vice President and Chief Financial Officer; Dave Maxwell, appointed to Graybar's Board of Directors; Greg Hochheiser, appointed Dallas District Vice President and Dave Schwichtenberg, appointed Richmond District Vice President, following the retirement of Tommy Gurganous on Feb. 1, 2013.

I would like to express my gratitude to those who retired in 2012 after long and successful careers at Graybar. I would especially like to thank Bob Reynolds for his immeasurable contributions to the Company during his more than 40-year career. As the lead executive for the past 12 years, Bob has done a remarkable job guiding this Company – through good times and bad. He has left an indelible mark on our Company and the industry. We wish him all the best in retirement.

As we set our sights to 2013 and beyond, I am humbled by the opportunity to lead this great Company – a Company rooted in timeless core values and employee ownership. If we focus on executing our plans and working to our customers' advantage, I know we will sustain long-term, profitable growth that will benefit our employees and our shareholders. That's what working together is all about.

Kathleen M Mazzarella

KATHLEEN M. MAZZARELLA
Chairman, President and
Chief Executive Officer


Bill Mansfield


Steve Stone


Garry Acker


Bob Siegel


David Bender


Kirk Snure


Randy Harwood


Dave Maxwell


Greg Hochheiser


Dave Schwichtenberg

OUR FINANCIAL CONDITION REMAINED STRONG IN 2012, WITH LOW DEBT LEVELS, A HEALTHY CASH POSITION AND STRONG SHAREHOLDERS' EQUITY.

NET SALES
(in billions)


$5.4
$4.4
$4.6
$5.4
$5.4
08
09
10
11
12

NET INCOME
(in millions)


$87
$37
$42
$81
$86
08
09
10
11
12

EARNINGS PER SHARE*


$5.69
$2.41
$2.73
$5.27
$5.54
08
09
10
11
12

*Adjusted for stock dividends.

WORKING CAPITAL
(in millions)


$431
$425
$416
$394
$425
08
09
10
11
12

TOTAL DEBT
(in millions)


$167
$132
$117
$94
$83
08
09
10
11
12

CASH AND STOCK DIVIDENDS
(per share)


10%
20%
10%
10%
10%
15%
20%
08
09
10
11
12

Cash Dividend
Stock Dividend

CAPITAL STOCK DATA

Common Stock, par value $1.00 per share; stated value $20.00 per share as of December 31, 2012:

Title of Class	Number of Security Holders	Number of Shares[(A)]
Voting Trust Interests in Common Stock	5,056	12,780,261
Common Stock	961	2,720,163
Total	6,017	15,500,424

(A) Adjusted for the declaration of a twenty percent (20%) stock dividend in 2012, shares related to which were issued on February 1, 2013.

Dividends per share declared for year ended December 31:	2012	2011
First Quarter	$0.30	$0.30
Second Quarter	0.30	0.30
Third Quarter	0.30	0.30
Fourth Quarter*	2.10	1.10
Total	$3.00	$2.00

* On December 13, 2012, in addition to the $0.30 cash dividend declared for the quarter and the $0.80 special cash dividend, both of which were also declared in 2011, the Board of Directors declared an additional special cash dividend of $1.00.

On December 13, 2012, a twenty percent (20%) stock dividend was declared to shareholders of record on January 2, 2013. Shares representing this dividend were issued on February 1, 2013.

On December 8, 2011, a ten percent (10%) stock dividend was declared to shareholders of record on January 3, 2012. Shares representing this dividend were issued on February 1, 2012.

TOTAL SHAREHOLDERS' RETURNS

THE FOLLOWING GRAPH SHOWS A FIVE-YEAR COMPARISON OF CUMULATIVE TOTAL SHAREHOLDERS' RETURNS FOR THE COMPANY'S COMMON STOCK, THE STANDARD & POOR'S 500 COMPOSITE STOCK INDEX, AND A COMPARABLE COMPANY INDEX CONSISTING OF PUBLIC FIRMS SELECTED BY GRAYBAR AS BEING REPRESENTATIVE OF OUR LINE OF BUSINESS.

The comparison to the right assumes $100.00 invested on December 31, 2007, and reinvestment of dividends (including the $1.10 cash dividend paid by the Company on January 3, 2008).

The companies included in the Comparable Company Index are Anixter International Inc., Applied Industrial Technologies, Inc., W. W. Grainger, Inc., Owens & Minor, Inc., Park-Ohio Holdings Corp., Watsco, Inc., and WESCO International, Inc. Interline Brands, Inc. had previously been included in the Comparable Company Index, but has been removed because its equity is no longer publicly-traded.

The market value of the Company's stock, in the absence of a public trading market, assumes continuation of the Company's practice of issuing and purchasing offered securities at $20.00 per share.


$350
$300
$250
$200
$150
$100
$50
$0

	2007	2008	2009	2010	2011	2012
GRAYBAR	$100.00	$131.23	$172.22	$208.00	$251.21	$335.26
S&P 500	$100.00	$ 61.51	$ 75.94	$ 85.65	$ 85.65	$ 97.13
COMPARABLE COMPANY INDEX	$100.00	$ 79.20	$101.72	$145.63	$174.44	$198.99



AS A COMPANY WITH MORE THAN 140 YEARS OF INDUSTRY KNOWLEDGE AND EXPERTISE, WE KNOW OUR INDIVIDUAL CONTRIBUTIONS TO THE BUSINESS HELP DRIVE OUR COLLECTIVE SUCCESS. TOGETHER, WE CAN DO MORE.

OUR CURRENT BUSINESS ENVIRONMENT IS DEFINED BY UNCERTAINTY AND CAUTIOUS OPTIMISM. CHANGE IS ALL AROUND US AND IT REMAINS A CONSTANT IN OUR BUSINESS AND OUR INDUSTRY.

In 2012, the overall economy in the United States showed early signs of growth followed by a slowdown in the second half of the year. Fears around the fiscal cliff, unemployment, the U.S. Presidential election, healthcare legislation and a weak global economy caused many businesses to invest cautiously. These factors affected our industry and our business in 2012.

Throughout the year, we monitored and adapted to industry trends, while maintaining focus on our long-term strategy, which includes Growing Profitably, Improving Performance, Innovating through Technology and Winning with People.

GROWING PROFITABLY

Graybar's main emphasis is to drive profitable growth that can be sustained for the long-term health of the Company. This affords us the generous benefits we enjoy as employees and employee owners. Profitable growth has long been one of the key elements of our strategy, and today it is our primary emphasis as we look to grow sales and gain market share within our industry.

We can achieve profitable growth by driving demand with a broad base of end-user customers and collaborating to pull business through the contractor channel. As we grow with our current customers, we continually seek relationships with new customers to sustain a healthy business. We engage our suppliers to bring together the best products in the industry, and we combine these products with our services to provide exceptional value.

In 2012, we continued to execute our sales and marketing programs, using the "opportunity grid" as a high-level overview of how our products, solutions and services fit the needs of nearly any customer. We also focused on customer stratification and sales specialization as we worked to broaden our reach and deepen our offer in the marketplace.

Over the past few years, we have used sales specialization as a way to align our sales force with the needs of our customers. In 2012, we continued our focus on industrial customers, and we also established national sales organizations dedicated to our broadband and utility customers. We believe these teams will be critical as the Smart Grid continues to take shape and as intelligence and energy become increasingly intertwined.

Another way we focused our efforts in 2012 was by launching Graybar PowerSmart® Centers of Excellence in five areas of the U.S. to centralize our energy efforts and establish an experienced team of energy specialists. In keeping with our "to and through" approach, the teams will drive projects to end users and provide new opportunities for contractors. This also allowed us to target the rollout of Graybar PowerSmart®, which is quickly becoming a trusted energy solution for our customers. We will concentrate on expanding these teams and this concept in 2013.

Across all markets, Graybar can provide industry-leading solutions for energy and sustainability.

To help educate our customers about energy-efficient data centers, we hosted a "G2 Talk" webinar series throughout the year with select suppliers. These webinars provided customers with an opportunity to learn about leading products and solutions that can increase the efficiency of their data centers.

Commercial buildings are also full of opportunity. Last year, Graybar helped retail, education, healthcare and government customers make their buildings smarter with our intelligent building solutions. Intelligent buildings link facility and network systems together, helping customers reduce operating expenses and

Graybar PowerSmart®
Intelligent Energy Solutions

LAST YEAR BEGAN WITH ONE OF OUR BIGGEST SUSTAINABILITY EFFORTS, THE LAUNCH OF GRAYBAR POWERSMART®, WHICH CAN HELP OUR CUSTOMERS REDUCE THEIR COSTS AND INCREASE THE SUSTAINABILITY OF THEIR FACILITIES.

GRAYBAR'S MAIN EMPHASIS IS TO DRIVE PROFITABLE GROWTH THAT CAN BE SUSTAINED FOR THE LONG-TERM HEALTH OF THE COMPANY. WE CAN ACHIEVE PROFITABLE GROWTH BY DRIVING DEMAND WITH A BROAD BASE OF END-USER CUSTOMERS AND COLLABORATING TO PULL BUSINESS THROUGH THE CONTRACTOR CHANNEL.




EMERGENCY
Emergency
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Physician
Parking
















LEED GOLD


GraybaR





THE NEW TUCSON BRANCH IS A PART OF THE COMPANY'S OVERALL SUSTAINABILITY PLAN, WHICH INCLUDES BEING RESPONSIBLE STEWARDS OF OUR RESOURCES, REDUCING OUR IMPACT ON THE ENVIRONMENT AND PROVIDING SUSTAINABLE SOLUTIONS IN THE MARKETPLACE.

increase productivity and safety. This will continue to be an area of emphasis in 2013.

With the construction market comprising the largest percentage of Graybar's overall business, we continued to focus on increasing contractor profitability through process efficiency, jobsite safety and labor productivity. This required focused collaboration with contractors of all sizes and specialties.

Finally, we continued to use innovative tactics to raise Graybar's visibility, reach targeted customers and position Graybar as an industry leader. We conducted several lead generation campaigns in 2012 and expect to increase these efforts in 2013. In addition, our marketing programs have expanded to include digital, mobile and social components to align with our customers' changing communication styles and buying behaviors.

IMPROVING PERFORMANCE

As an employee-owned Company, we take pride in continually working to improve all aspects of Graybar. This includes enhancing our processes and our performance to better work to our customers' advantage.

Even though our 2012 sales increased only 0.7 percent compared to 2011, we achieved solid profitability, which worked to the advantage of our employees and employee owners. We also managed our business wisely. Our balance sheet remained in excellent condition, and we have the financial flexibility to pursue growth opportunities.

In looking at our operations for 2012, Graybar made progress to reduce error rates, improve on-time delivery and service levels, and improve our safety record. All of these efforts have enhanced our customer service and our bottom line.



WE HAVE EXPANDED OUR NORTH AMERICAN FOOTPRINT TO PROVIDE GREATER FLEXIBILITY TO OUR CUSTOMERS. OUR COMPREHENSIVE COVERAGE IS IMPLEMENTED THROUGH A COMBINATION OF BRANCH LOCATIONS, DISTRICT SERVICE CENTERS AND NATIONAL ZONE WAREHOUSES.

Since 2006, Graybar's Continuous Improvement (CI) efforts have saved the Company more than $64 million. In 2012, CI projects and quick wins produced more than $13.8 million in cost savings and gross margin improvements for the Company. We continue to recognize employees for their efforts in streamlining our operations and simplifying business for our customers. In fact, last year we introduced a new CI Award for Team Excellence to reward the group of employees whose efforts most enhanced our business and impacted bottom-line results. This award is just one way we encourage employees to implement CI methodology into their daily work.

As a distributor of high-quality electrical, communications and networking products, Graybar is continuously improving service to help customers wherever their projects may be. In 2012, Graybar established a global organization with a global support team to help customers with international fulfillment, in addition to our previously existing five export hubs throughout the United States. Our export services are designed to provide customers with a consistent service platform that reduces their total cost of ownership, regardless of their global location.

We also expanded our North American footprint to provide greater flexibility to our customers. Our comprehensive coverage is implemented through a combination of branch locations, district service centers and national zone warehouses. In 2012, we opened new locations in Charleston, S.C., Lincoln, Neb., and Joplin, Mo. In addition, we also opened a new service center in Renton, Wash.

Graybar also opened a new facility in Tucson, Ariz., in 2012. This 55,000 square-foot facility was the first in Company history to be built to Leadership in Energy and Environment Design standards (LEED®). The state-of-the-art facility was LEED Gold certified in September 2012 and serves as a way to showcase intelligent energy solutions to our customers.

In 2012, Graybar evaluated its 30-year-old headquarters in St. Louis to see where it could improve energy efficiencies to reduce both operating costs and environmental impact. So far, electric utility consumption has been reduced by 19 percent and natural gas utility usage has been reduced by 24 percent as compared to 2011. The building became ENERGY STAR® certified in 2012. Graybar also cultivated about one acre of native prairie at its Centerpoint facility in St. Louis, reducing the need for maintenance and enhancing the natural landscape. These are just two examples of the many ways we have improved sustainability in our facilities.

Graybar's sustainability efforts helped us earn a "Hero of the Planet" Award from the St. Louis Business Journal in 2012. We continue to evaluate our operations to see when and where we can implement sustainable solutions that will work to the advantage of our employees, suppliers, customers, the community and the environment.

Graybar's commitment to sustainability is an expression of our Company's core values, particularly our long-term view. We believe that long-term success is more important than short-term gains. Our commitment to sustainability includes acting as responsible stewards of resources, reducing our impact on the environment and providing sustainable solutions in the marketplace.

INNOVATING THROUGH TECHNOLOGY

Technology has played a critical role in the Company's success throughout its history. Today, Graybar uses technology in innovative ways to improve performance and support sales growth. Graybar continues to be an industry leader when it comes to technology. For the past 10 years, Graybar has been named to *InformationWeek's* annual ranking of technology innovators, further recognizing the Company's technology programs. In 2012, Graybar's Information Technology (IT) department completed several projects that will reduce costs, improve efficiency and enhance customer service.

One of the most beneficial projects was the implementation of a new pricing program that allows us to more precisely evaluate and compare customer buying data, market data and competitive information. The program also gives management better insight into pricing and profitability decisions. In 2012, we began the implementation of this new program in targeted locations and will continue the process in 2013.

Another key project that began in 2012 was the launch of a companywide communications system that combines the power of the telephone with mobile, voice mail, email, and audio/video conferencing for our employees. It will also enhance how we support and service customers as well as improve employee productivity. This new Voice over IP (VoIP) system was successfully installed at our St. Louis locations and part of the Chicago District in 2012. In 2013, we plan to implement this new system across all Graybar locations.

Technology will now play an even larger role in how we recruit, train and manage our employees thanks to a new talent management system that was implemented in 2012. This program, named Graybar Pathways, will improve the way we target job candidates as well as provide a more robust platform for employee learning. It will give us enhanced capabilities to manage employee performance and help them reach their long-term career goals with Graybar.

Graybar continues to develop new channels for customers to interact with the Company. This includes a blog on *graybar.com* to promote new solutions and social media outlets, such as Facebook, Twitter, LinkedIn, Google+ and YouTube. All of these tools help us connect with new audiences including job candidates, customers, suppliers and other external audiences.

Finally, we continue to provide content updates to *graybar.com* as well as enhance our e-commerce capabilities. This includes expansion of mobile tools that connect us with customers, improve service levels and drive sales growth.

WINNING WITH PEOPLE

As an employee-owned Company, Graybar strives to create an environment where employees can grow and prosper while using their


GRAYBAR
PATHWAYS

TECHNOLOGY WILL NOW PLAY AN EVEN LARGER ROLE IN HOW WE RECRUIT, TRAIN AND MANAGE OUR EMPLOYEES THANKS TO A NEW TALENT MANAGEMENT SYSTEM, NAMED GRAYBAR PATHWAYS, WHICH WAS IMPLEMENTED IN 2012.


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WEBINAR SERIES
G2 talk

GRAYBAR CONTINUES TO DEVELOP NEW CHANNELS OF COMMUNICATION TO BETTER CONNECT WITH EXTERNAL AUDIENCES INCLUDING JOB CANDIDATES, CUSTOMERS AND SUPPLIERS.





AS AN EMPLOYEE-OWNED COMPANY, GRAYBAR STRIVES TO CREATE AN ENVIRONMENT WHERE EMPLOYEES CAN GROW AND PROSPER WHILE USING THEIR SKILLS TO CONTRIBUTE TO THE COMPANY'S SUCCESS.













skills to contribute to the Company's success. We want employees to be proud to work for a thriving employee-owned Company and engaged in our long-term success. In 2012, Graybar focused on succession planning, training and development, employee engagement and new programs to attract top talent.

Graybar's succession planning process was critical in 2012, as we seamlessly made several changes in key positions throughout the Company, including the position of President and CEO. Having a solid bench of leaders who are ready to assume new or different leadership positions has been a critical element of Graybar's success over the course of our Company's history.

In order for employees to succeed in their jobs, they must have the proper training and development throughout their career. In 2012, Graybar employees completed more than 200,000 courses within our learning management system, which amounts to thousands of training hours. Graybar also continued to focus on career development programs that prepare employees for future opportunities.

One of these programs is the Rutgers-Graybar Supply Chain Management Program, which launched its fifth cohort last year. This program continues to provide a comprehensive, educational experience for our current and future leaders. Also, a new training program designed to help new and veteran managers continuously improve launched in 2012. These are just two programs that demonstrate Graybar's commitment to developing strong leaders for the future.

To help the Company recruit, train and manage employees, a new talent management system was implemented in 2012. The recruiting and learning modules for this program rolled out in 2012,



IN 2012, GRAYBAR CONTINUED ITS FOCUS ON CAREER DEVELOPMENT PROGRAMS THAT PREPARE EMPLOYEES FOR FUTURE OPPORTUNITIES.

and the project is expected to be fully implemented in 2013. This new system will allow employees to complete training, identify development opportunities and track their performance and goals, as well as search for new career opportunities at Graybar. The program will even enhance the overall application process for external job candidates.

Another way Graybar strives to improve its workplace is by regularly asking employees for feedback. For the past two years, Graybar has conducted an employee engagement survey to listen to employees' feedback about the Company. This helps management better understand how well our programs meet employee needs or if areas of the Company need improvement. Once again, the results of the survey for 2012 placed Graybar in the "high performance/best employer" range. To further underscore Graybar's reputation as an excellent place to work, the *St. Louis Post-Dispatch* named Graybar as a top workplace for 2012 based on Graybar employee responses to a survey from the publication.

Graybar also continues to find new ways to attract top talent to the Company. During the summer of 2012, Graybar launched a formal internship program across the Company that gave 24 interns the opportunity to experience Graybar's culture and business firsthand.

In addition, Graybar hired a small group of high-potential college graduates who participated in a comprehensive sales and industry training program. After several months of training, these individuals were assigned to various Graybar locations across the country to focus on selling lighting and energy solutions. While still in its infancy, this program can be adapted to various areas of the business to help support customers' needs and drive profitable growth.

A significant factor in Graybar's ability to attract and retain employees is the Company's benefits package. Graybar strives to offer employees industry-leading benefits, and we continue to adapt our benefits to meet the changing needs of employees and the business. Eligible employees earned a 15 percent profit sharing contribution for our 2012 results – just one example of how Graybar works to its employees' advantage.

Our Business

Graybar Electric Company, Inc. is engaged in the distribution of electrical, communications and data networking (comm/data) products, and the provision of related supply chain management and logistics services, primarily to electrical and comm/data contractors, industrial plants, federal, state and local governments, commercial users, telephone companies, and power utilities in North America. All products sold by the Company are purchased by the Company from others, and the Company neither manufactures nor contracts to manufacture any products that it sells. The Company's business activity is primarily with customers in the United States. Graybar also has subsidiary operations with distribution facilities in Canada and Puerto Rico.


GraybaR

Our Vision

FOR OUR CUSTOMERS' ADVANTAGE

We will add value for our customers by anticipating and identifying their needs and providing cost-effective solutions. Through excellent and efficient service, we will meet our customers' expectations. They will see us as the leader in the industry.

FOR OUR SUPPLIERS' ADVANTAGE

We will be the channel of choice for our suppliers by providing cost-effective and efficient ways to bring their products, services and solutions to our mutual customers. They will see us as the leader in the industry.

FOR OUR EMPLOYEES' ADVANTAGE

We will provide an environment for our employees that challenges them to learn, grow and prosper in an atmosphere of respect and recognition. Our employees will be proud to work for a profitable and thriving employee-owned Company.

FOR OUR SHAREHOLDERS' ADVANTAGE

We will be the industry leader in the products and services we offer, while providing increased shareholder value at optimal risk.

FOR OUR COMMUNITY'S ADVANTAGE

Graybar will be a solid corporate citizen and will encourage community involvement among its employees and retirees.

Our Mission

Graybar is the vital link in the supply chain, adding value with efficient and cost-effective service and solutions for our customers and our suppliers.

Our Strategic Purpose

To be a highly recognized, progressive Company providing gainful employment and quality of life (both while working and into retirement years) with employee ownership as a sense of pride and a way of building personal wealth for the future.



Our Values

INTEGRITY

- We tell the truth, do what's right and treat others with fairness and respect.
- We adhere to high standards of ethics and business conduct.
- We take responsibility for our actions.
- We behave in a way that protects and enhances Graybar's reputation in the communities we serve.

EMPLOYEE OWNERSHIP

- We take pride in our Company and demonstrate loyalty to the Company and to one another.
- We strive to be the best in all we do.
- We win by working together toward common goals.
- We tie our personal success to Graybar's success.

LONG-TERM VIEW

- We believe that long-term success is more important than short-term gains.
- We cultivate loyal relationships that withstand the test of time.
- We invest in our employees, recognize their achievements and give them opportunities to build successful careers.
- We work to keep Graybar strong and healthy for future generations.

CUSTOMER FOCUS

- We are committed to satisfying our customers.
- We deliver consistent, reliable and quality service.
- We anticipate our customers' needs and provide solutions that work.
- We add value in the supply chain through innovation and continuous improvement.


GraybaR
works to your advantage

TOGETHER, WE STRENGTHEN RELATIONSHIPS WITHIN OUR INDUSTRY, THE COMMUNITIES WE SERVE AND OUR COMPANY.

BOARD OF DIRECTORS

As of December 31, 2012



Robert A. Reynolds, Jr.
Executive Chairman



Kathleen M. Mazzarella
President and Chief Executive Officer



Richard A. Cole
District Vice President, Chicago District



Matthew W. Geekie
Senior Vice President, Secretary and General Counsel



Lawrence R. Giglio
Senior Vice President, Operations



Thomas S. Gurganous
District Vice President, Richmond District



Randall R. Harwood
District Vice President, Dallas District



Robert C. Lyons
Senior Vice President, North America Business



Beverly L. Propst
Senior Vice President, Human Resources




GraybaR

Annual Report on Form 10-K

for the fiscal year ended December 31, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________


SEC MAIL
APR 1 5 2013

Commission File Number 000-00255

GRAYBAR ELECTRIC COMPANY, INC.
(Exact name of registrant as specified in its charter)

New York	**13-0794380**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
34 North Meramec Avenue, St. Louis, Missouri	**63105**
(Address of principal executive offices)	*(Zip Code)*

(314) 573 – 9200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock - Par Value $1.00 Per Share with a Stated Value of $20.00**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐ NO ☒

The aggregate stated value of the Common Stock beneficially owned with respect to rights of disposition by persons who are not affiliates (as defined in Rule 405 under the Securities Act of 1933) of the registrant on June 30, 2012, was approximately $256,384,460. Pursuant to a Voting Trust Agreement, dated as of March 16, 2007, approximately 83% of the outstanding shares of Common Stock was held of record by five Trustees who were each directors or officers of the registrant and who collectively exercised the voting rights with respect to such shares at such date. The registrant is 100% owned by its active and retired employees, and there is no public trading market for the registrant's Common Stock. See Item 5 of this Annual Report on Form 10-K.

The number of shares of Common Stock outstanding at March 1, 2013 was 15,601,738.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the documents listed below have been incorporated by reference into the indicated Part of this Annual Report on Form 10-K: Information Statement relating to the 2013 Annual Meeting of Shareholders – Part III, Items 10-14

Graybar Electric Company, Inc. and Subsidiaries
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2012

Table of Contents

PART I

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements of Graybar Electric Company, Inc. ("Graybar" or the "Company"), the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the year ended December 31, 2012, included in this Annual Report on Form 10-K. The results shown herein are not necessarily indicative of the results to be expected in any future periods.

Certain statements, other than purely historical information, including estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Acts"). These forward-looking statements generally are identified by the words "believes", "projects", "expects", "anticipates", "estimates", "intends", "strategy", "plan", "may", "will", "would", "will be", "will continue", "will likely result", and other similar expressions. The Company intends such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the PSLRA. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse impact on the Company's operations and future prospects on a consolidated basis include, but are not limited to: general economic conditions, particularly in the residential, commercial, and industrial building construction industries, volatility in the prices of industrial metal commodities, disruptions in the Company's sources of supply, a sustained interruption in the operation of the Company's information systems, increased funding requirements and expenses related to the Company's pension plan, adverse legal proceedings or other claims, and the inability, or limitations on the Company's ability, to raise debt or equity capital. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, unless otherwise required by applicable securities law. Further information concerning the Company, including additional factors that could materially impact our financial results, is included herein and in our other filings with the United States Securities and Exchange Commission (the "SEC" or "Commission"). Actual results and the timing of events could differ materially from the forward-looking statements as a result of certain factors, a number of which are outlined in Item 1A., "Risk Factors", of this Annual Report on Form 10-K for the year ended December 31, 2012.

All dollar amounts are stated in thousands ($000s) in the following discussion, except for per share data.

Item 1. Business

The Company

Graybar Electric Company, Inc. is engaged in the distribution of electrical, communications and data networking ("comm/data") products, and the provision of related supply chain management and logistics services, primarily to electrical and comm/data contractors, industrial plants, federal, state and local governments, commercial users, telephone companies, and power utilities in North America. All products sold by the Company are purchased by the Company from others, and the Company neither manufactures nor contracts to manufacture any products that it sells. The Company's business activity is primarily with customers in the United States of America ("US"). Graybar also has subsidiary operations with distribution facilities in Canada and Puerto Rico.

The Company was incorporated under the laws of the State of New York on December 11, 1925 to purchase the wholesale distribution business of Western Electric Company, Incorporated. Graybar is one hundred percent (100%) owned by its active and retired employees, and there is no public trading market for its common stock. The location of the principal executive offices of the Company is 34 North Meramec Avenue, St. Louis, Missouri 63105 and its telephone number is (314) 573-9200.

The Company maintains an internet website at: http://www.graybar.com. Graybar's filings with the SEC, including its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are accessible free of charge on our website at: http://www.graybar.com/company/about/sec-filings, as soon as reasonably practicable after we file the reports with the SEC. Additionally, a copy of the Company's SEC filings can be obtained at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 on official business days or by calling the SEC at 1-800-SEC-0330. A copy of our electronically filed materials can also be obtained at: http://www.sec.gov.

Suppliers

Graybar distributes approximately one million products purchased from over 4,300 manufacturers and suppliers through the Company's network of distribution facilities. The relationship between the Company and its suppliers is customarily a nonexclusive national or regional distributorship, terminable upon 30 to 90 days notice by either party. The Company maintains long-standing relationships with a number of its principal suppliers.

The Company purchased approximately fifty-two percent (52%) of the products it sold during 2012 from its top 25 suppliers. However, the Company generally deals with more than one supplier for any product category, and there are alternative sources of comparable products available for nearly all product categories.

Products

The Company stocks approximately 95,000 of the products it distributes and, therefore, is able to supply its customers locally with a wide variety of electrical and comm/data products. The products distributed by the Company consist primarily of wire and cable, lighting fixtures, power distribution equipment, comm/data products for wide and local area networks, conduit, boxes and fittings, wiring devices, motor controls, industrial automation, lamps, industrial enclosures, tools and test equipment, station apparatus, fuses, and transformers.

Order Backlog

The Company had orders on hand totaling $712,981 and $661,493 on December 31, 2012 and 2011, respectively. The Company expects that approximately ninety-five percent (95%) of the orders it had on hand at December 31, 2012 will be filled within the twelve-month period ending December 31, 2013. Generally, orders placed by customers and accepted by the Company have resulted in sales. However, customers from time to time request cancellation and the Company has historically allowed such cancellations.

Sales And Distribution

Graybar sells its products primarily through a network of sales offices and distribution facilities located in thirteen geographical districts throughout the US. The Company operates multiple distribution facilities in each district, each of which carries an inventory of products and operates as a wholesale distributor for the territory in which it is located. Some districts have sales offices that do not carry an inventory. In addition, the Company maintains seven national zone warehouses and nine district service centers containing inventories of both standard and specialized products. Both the national zone warehouses and district service centers replenish local inventories carried at the Company's US distribution facilities and make shipments directly to customers. The Company also has subsidiary operations with distribution facilities located in Canada and Puerto Rico. The sales and distribution facilities operated by the Company at December 31, 2012 are shown below:

US Locations

District	Number of Sales and Distribution Facilities*	National Zone Warehouses
Atlanta	21	Austell, GA
Boston	11	Fresno, CA
California	21	Joliet, IL
Chicago	19	Richmond, VA
Dallas	13	Springfield, MO
Minneapolis	17	Stafford, TX
New York	11	Youngstown, OH
Phoenix	11	
Pittsburgh	19	
Richmond	18	
Seattle	11	
St. Louis	17	
Tampa	19	

*Includes District Service Centers

International Locations

	Number of Distribution Facilities
Graybar Electric Canada, Ltd. Halifax, Nova Scotia, Canada	30
Graybar International, Inc. Carolina, Puerto Rico	1

When the specialized nature or size of a particular shipment warrants, the Company has products shipped directly from its suppliers to the place of use; otherwise, orders are filled from the Company's inventory. On a dollar volume basis, approximately fifty-seven percent (57%) of customer orders were filled from the Company's inventory in 2012 and 2011 and the remainder were shipped directly from the supplier to the place of use.

The Company generally finances its inventory through the collection of trade receivables and trade accounts payable terms with its suppliers. The Company's short-term borrowing facilities are also used to finance inventory when necessary. Historically, the Company has not used long-term borrowings to finance inventory.

The Company distributes its products to approximately 116,000 customers, which fall into three principal classes. The following list shows the approximate percentage of the Company's total sales attributable to each of these classes for the last three years:

	Percentage of Sale For the Years Ended December 31,		
Class of Customers	**2012**	2011	2010
Electrical Contractors	**46.5%**	45.5%	45.2%
Data and Voice Communications	**20.4%**	20.0%	20.6%
Commercial & Industrial	**21.6%**	21.6%	19.4%

At December 31, 2012, the Company employed approximately 3,000 persons in sales capacities. Approximately 1,300 of these sales personnel were outside sales representatives working to generate sales with current and prospective customers. The remainder of the sales personnel were sales and marketing managers, inside sales representatives, and advertising, quotation, and counter personnel.

Competition

The Company believes that it is one of the four largest wholesale distributors of electrical and comm/data products in the US. This market is highly competitive, and the Company estimates that the five largest wholesale distributors account for approximately thirty-one percent (31%) of the total market. The balance of the market is made up of several thousand independent distributors operating on a local, regional, or national basis and of manufacturers who sell their products directly to end users.

The Company's pricing structure for the products it sells reflects the costs associated with the services that it provides, and the Company believes its prices are generally competitive. The Company believes that, while price is an important customer consideration, it is the service that Graybar is able to provide customers that distinguishes the Company from many of its competitors, whether they are distributors or manufacturers selling direct. Graybar views its ability to quickly supply its customers with a broad range of electrical and comm/data products through conveniently located distribution facilities as a competitive advantage that customers value. However, if a customer is not looking for one distributor to provide a wide range of products and does not require prompt delivery or other services, a competitor of the Company that does not provide these benefits may be in a position to offer a lower price.

Foreign Sales

Sales by the Company to customers in foreign countries were made primarily by Company subsidiaries in Canada and Puerto Rico and accounted for approximately six percent (6%) of consolidated sales in each of 2012, 2011, and 2010. Limited export activities are handled primarily from Company facilities in Texas, Florida, California, Virginia and New Jersey. Long-lived assets located outside the US represented approximately two percent (2%) of the Company's consolidated total assets at the end of 2012, 2011, and 2010. The Company does not have significant foreign currency exposure and does not believe there are any other significant risks attendant to its foreign operations.

Employees

At December 31, 2012, the Company employed approximately 7,500 persons on a full-time basis. Approximately 100 of these persons were covered by union contracts. The Company has not had a material work stoppage and considers its relations with its employees to be good.

Item 1A. Risk Factors

Our liquidity, financial condition, and results of operations are subject to various risks, including, but not limited to, those discussed below. The risks outlined below are those that we believe are currently the most significant, although additional risks not presently known to us or that we currently deem less significant may also impact our liquidity, financial condition, and results of operations.

Our sales fluctuate with general economic conditions, particularly in the residential, commercial, and industrial building construction industries. Our operating locations are widely distributed geographically across the US and, to a lesser extent, Canada. Customers for both electrical and comm/data products are similarly diverse – we have approximately 116,000 customers and our largest customer accounts for only four percent (4%) of our total sales. While our geographic and customer concentrations are relatively low, our results of operations are, nonetheless, dependent on favorable conditions in both the general economy and the construction industry. In addition, conditions in the construction industry are greatly influenced by the availability of project financing and the cost of borrowing.

The Company's results of operations are impacted by changes in commodity prices, primarily copper and steel. Many of the products sold by the Company are subject to wide and frequent price fluctuations because they are composed primarily of copper or steel, two industrial metal commodities that have been subject to price volatility during the past several years. Examples of such products include copper wire and cable and steel conduit, enclosures, and fittings. The Company's gross margin rate, or mark-up percentage, on these products is relatively constant over time, though not necessarily in the short term. Therefore, as the cost of these products to the Company declines, pricing to our customers decreases by a similar percentage. This impacts our results of operations by lowering both sales and gross margin. Rising copper and steel prices have the opposite effect, increasing both sales and gross margin, assuming the quantities of the affected products sold remain constant.

The impact of commodity price fluctuations on the value of our merchandise inventory is reduced by the Company's use of the last-in, first-out ("LIFO") inventory cost method, which matches current product costs to current sales.

We purchase all of the products we sell to our customers from other parties. As a wholesale distributor, our business and financial results are dependent on our ability to purchase products from manufacturers not controlled by our Company that we, in turn, sell to our customers. Approximately fifty-two percent (52%) of our purchases are made from only 25 manufacturers. A sustained disruption in our ability to source product from one or more of the largest of these vendors might have a material impact on our ability to fulfill customer orders resulting in lost sales and, in rare cases, damages for late or non-delivery.

Our daily activities are highly dependent on the uninterrupted operation of our information systems. We are a recognized industry leader for our use of information technology in all areas of our business – sales, customer service, inventory management, finance, accounting, and human resources. We maintain redundant information systems as part of our disaster recovery program and, if necessary, are able to operate in many respects using a paper-based system to help mitigate a complete interruption in our information processing capabilities. Nonetheless, our information systems remain vulnerable to natural disasters, wide-area telecommunications or power utility outages, terrorist or cyber-attack, or other major disruptions. A sustained interruption in the functioning of our information systems, however unlikely, could lower operating income by negatively impacting sales, expenses, or both.

We may experience losses or be subject to increased funding and expenses related to our pension plan. A decline in the market value of plan assets or the interest rates used to measure the required minimum funding levels and the pension obligation may increase the funding requirements of our defined benefit pension plan, the pension obligation itself, and pension expenses. Government regulations may accelerate the timing and amounts required to fund the plan. Demographic changes in our workforce, including longer life expectancies, increased numbers of retirements, and retiree age at retirement may also cause funding requirements, pension expenses, and the pension obligation to be higher than expected. Any or all of these factors could have a negative impact on our liquidity, financial position, and/or our results of operations.

We are subject to legal proceedings and other claims arising out of the conduct of our business. These proceedings and claims relate to public and private sector transactions, product liability, contract performance, and employment matters. On the basis of information currently available to us, we do not believe that existing proceedings and claims will have a material impact on our financial position or results of operations. However, litigation is unpredictable, and we could incur judgments or enter into settlements for current or future claims that could adversely affect our financial position or our results of operations in a particular period.

More specifically, with respect to asbestos litigation, as of December 31, 2012, approximately 2,905 individual cases and

46 class actions are pending that allege actual or potential asbestos-related injuries resulting from the use of or exposure to products allegedly sold by us. Additional claims will likely be filed against us in the future. Our insurance carriers have historically borne virtually all costs and liability with respect to this litigation and are continuing to do so. Accordingly, our future liability with respect to pending and unasserted claims is dependent on the continued solvency of our insurance carriers. Other factors that could impact this liability are: the number of future claims filed against us; the defense and settlement costs associated with these claims; changes in the litigation environment, including changes in federal or state law governing the compensation of asbestos claimants; adverse jury verdicts in excess of historic settlement amounts; and bankruptcies of other asbestos defendants. Because any of these factors may change, our future exposure is unpredictable and it is possible that we may incur costs that would have a material adverse impact on our liquidity, financial position, or results of operations in future periods.

Our financing arrangements and loan agreements contain financial covenants and certain other restrictions on our activities and those of our subsidiaries. Our senior unsecured notes and revolving credit facility impose contractual limits on our ability, and the ability of our subsidiaries with respect to indebtedness, liens, changes in the nature of business, investments, mergers and acquisitions, the issuance of equity securities, the disposition of assets and the dissolution of certain subsidiaries, transactions with affiliates, restricted payments (subject to incurrence tests, with certain exceptions), as well as securitizations and factoring transactions. In addition, we are required to maintain acceptable financial ratios relating to debt leverage, interest coverage, net worth, asset performance, and certain other customary covenants. Our failure to comply with these obligations may cause an event of default triggering an acceleration of the debt owed to our creditors or limit our ability to obtain additional credit under these facilities. While we expect to remain in compliance with the terms of our credit agreements, our failure to do so could have a negative impact on our ability to borrow funds and maintain acceptable levels of cash flow from financing activities.

The value of our common stock is dependent primarily upon the regular payment of dividends, which are paid at the discretion of the Board of Directors. The purchase price for our common stock under the Company's purchase option is the same as the issue price. Accordingly, as long as Graybar exercises its option to purchase, appreciation in the value of an investment in our common stock is dependent solely on the Company's ability and willingness to declare stock dividends. Although cash dividends have been paid on the common stock each year since 1929, as with any corporation's common stock, payment of dividends is subject to the discretion of the Board of Directors.

There is no public trading market for our common stock. The Company's common stock is one hundred percent (100%) owned by its active and retired employees. Common stock may not be sold by the holder thereof, except after first offering it to the Company. The Company has always exercised this purchase option in the past and expects that it will continue to do so. As a result, no public trading market for our common stock exists, nor is one expected to develop. This lack of a public trading market for the Company's common stock may limit Graybar's ability to raise large amounts of equity capital.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

As of December 31, 2012, the Company had seven national zone warehouses ranging in size from approximately 160,000 to 240,000 square feet. The lease arrangement used to finance three of the national zone warehouses was terminated in March 2012, the Company paid the balance owed on the facilities, and all security interests granted on the facilities were released. This is discussed further in Note 13 of the Notes to the Consolidated Financial Statements, located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K. As a result, at December 31, 2012, five of the national zone warehouses are owned and two are leased. The remaining lease terms on these two leased facilities are approximately one and four years, respectively.

The Company also had nine district service centers ranging in size from 116,000 to 210,000 square feet as of December 31, 2012. Four of the nine district service centers are owned and the others are leased. The remaining lease terms on the leased district service centers are between two and seven years.

Graybar operates in thirteen geographical districts, each of which maintains multiple distribution facilities that consist primarily of warehouse space. A small portion of each distribution facility is used for offices. Some districts have sales offices that do not carry an inventory of products. The number of distribution and sales facilities, excluding service centers, in a district varies from ten to twenty-one and totals 199 for all districts. The facilities range in size from approximately 1,000 to 130,000 square feet, with the average being approximately 32,000 square feet. The Company owns 114 of these distribution facilities and leases 85 of them for varying terms, with the majority having a remaining lease term of less than five years.

The Company maintains thirty distribution facilities in Canada, of which nineteen are owned and eleven are leased. The majority of the leased facilities have a remaining lease term of less than five years. The facilities range in size from approximately 2,000 to 60,000 square feet. The Company also has a 22,000 square foot facility in Puerto Rico, the lease on which expires in 2014.

The Company's headquarters are located in St. Louis, Missouri in an 83,000 square foot building owned by the Company. In August 2011, the Company purchased the 200,000 square foot operations and administration center in St. Louis that the Company had been leasing since 2001.

Item 3. Legal Proceedings

There are presently no pending legal proceedings that are expected to have a material impact on the Company or its subsidiaries.

Item 4. Mine Safety Disclosures

Not applicable.

Supplemental Item. Executive Officers of the Registrant

The following table lists the name, age as of March 1, 2013, position, offices and certain other information with respect to the executive officers of the Company. The term of office of each executive officer will expire upon the appointment of his or her successor by the Board of Directors.

Name	Age	Business experience last five years
M. W. Geekie	51	Employed by XTRA Corporation, General Counsel and Secretary, August 2005 to February 2008; Employed by Company in 2008; Deputy General Counsel, February 2008 to August 2008; Senior Vice President, Secretary and General Counsel, August 2008 to present.
L. R. Giglio	58	Employed by Company in 1978; Senior Vice President, Operations, April 2002 to present.
R. R. Harwood	56	Employed by the Company in 1978; District Vice President - Dallas District, October 2004 to December 2012; Senior Vice President and Chief Financial Officer, January 2013 to present.
R. C. Lyons	56	Employed by Company in 1979; District Vice President – Tampa District, July 2003 to March 2011; Senior Vice President - North America Business, April 2011 to present.
K. M. Mazzarella	52	Employed by Company in 1980; Senior Vice President – Human Resources and Strategic Planning, December 2005 to April 2008; Senior Vice President – Sales and Marketing, Comm/Data, April 2008 to February 2010; Senior Vice President – Sales and Marketing, March 2010 to November 2010; Executive Vice President, Chief Operating Officer, December 2010 to May 2012; President and Chief Executive Officer, June 2012 to present; Chairman of the Board, January 2013 to present.
B. L. Propst	43	Employed by Company in 2002; Senior Corporate Counsel, March 2004 to March 2008; Vice President – Human Resources, April 2008 to June 2009; Senior Vice President – Human Resources, June 2009 to present.
J. N. Reed	55	Employed by Company in 1980; Vice President and Treasurer, April 2000 to present.
D. R. Sheff	42	Employed by Company in 1993; Director, Field Accounting Operations, July 2005 to August 2008; Assistant Controller, September 2008 to present.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's capital stock is one hundred percent (100%) owned by its active and retired employees, and there is no public trading market for its common stock. Since 1928, substantially all of the issued and outstanding shares of common stock have been held of record by voting trustees under successive voting trust agreements. Under applicable state law, a voting trust may not have a term greater than ten years. The 2007 Voting Trust Agreement expires by its terms on March 15, 2017. At December 31, 2012, approximately eighty-two percent (82%) of the common stock was held in this voting trust. The participation of shareholders in the voting trust is voluntary at the time the voting trust is created but is irrevocable during its term. Shareholders who elect not to participate in the voting trust hold their common stock as shareholders of record.

No shareholder may sell, transfer, or otherwise dispose of shares of common stock or the voting trust interests issued with respect thereto ("common stock", "common shares", or "shares") without first offering the Company the option to purchase such shares at the price at which the shares were issued. The Company also has the option to purchase at the issue price the common stock of any holder who dies or ceases to be an employee of the Company for any cause other than retirement on a Company pension. The Company has always exercised its purchase option and expects to continue to do so. All outstanding shares of the Company have been issued at $20.00 per share.

The following table sets forth information regarding purchases of common stock by the Company, all of which were made pursuant to the foregoing provisions:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs
October 1 to October 31, 2012	30,457	$20.00	N/A
November 1 to November 30, 2012	37,627	$20.00	N/A
December 1 to December 31, 2012	84,566	$20.00	N/A
Total	152,650	$20.00	N/A

Capital Stock at December 31, 2012

Title of Class	Number of Security Holders	Number of Shares (A)
Voting Trust Interests issued with respect to Common Stock	5,056	12,780,261
Common Stock	961	2,720,163
Total	6,017	15,500,424

(A) Adjusted for the declaration of a twenty percent (20%) stock dividend in 2012, shares related to which were issued on February 1, 2013.

Dividend Data (in dollars per share)	Year Ended December 31,	
Period	**2012**	2011
First Quarter	$ 0.30	$ 0.30
Second Quarter	0.30	0.30
Third Quarter	0.30	0.30
Fourth Quarter *	2.10	1.10
Total	$ 3.00	$ 2.00

* On December 13, 2012, in addition to the $0.30 cash dividend declared for the quarter and the $0.80 special cash dividend, both of which were also declared in 2011, the Board of Directors declared an additional special cash dividend of $1.00.

On December 13, 2012, a twenty percent (20%) stock dividend was declared to shareholders of record on January 2, 2013. Shares representing this dividend were issued on February 1, 2013.

On December 8, 2011, a ten percent (10%) stock dividend was declared to shareholders of record on January 3, 2012. Shares representing this dividend were issued on February 1, 2012.

Company Performance

The following graph shows a five-year comparison of cumulative total shareholders' returns for the Company's common stock, the Standard & Poor's 500 Composite Stock Index, and a Comparable Company Index consisting of public firms selected by Graybar as being representative of our line of business.


Total Shareholders' Returns
$350
$300
$250
$200
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Graybar
S&P 500
Comparable Company Index

	2007	2008	2009	2010	2011	2012
Graybar	$ 100.00	$ 131.23	$ 172.22	$ 208.00	$ 251.21	$ 335.26
S&P 500	$ 100.00	$ 61.51	$ 75.94	$ 85.65	$ 85.65	$ 97.13
Comparable Company Index	$ 100.00	$ 79.20	$ 101.72	$ 145.63	$ 174.44	$ 198.99

The comparison above assumes $100.00 invested on December 31, 2007 and reinvestment of dividends (including the $1.10 per share cash dividend paid by the Company on January 3, 2008).

The companies included in the Comparable Company Index are Anixter International Inc., Applied Industrial Technologies, Inc., W. W. Grainger, Inc., Owens & Minor, Inc., Park-Ohio Holdings Corp., Watsco, Inc., and WESCO International, Inc. Interline Brands, Inc. had previously been included in the Comparable Company Index, but has been removed because its equity is no longer publicly-traded.

The market value of the Company's stock, in the absence of a public trading market, assumes continuation of the Company's practice of issuing and purchasing offered securities at $20.00 per share.

Item 6. Selected Financial Data

This summary should be read in conjunction with the accompanying consolidated financial statements and the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

Five Year Summary of Selected Consolidated Financial Data
(Stated in thousands, except for per share data)

For the Years Ended December 31,	2012	2011	2010	2009	2008
Gross Sales	**$ 5,434,509**	$ 5,395,239	$ 4,634,231	$ 4,395,718	$ 5,423,122
Cash Discounts	**(21,228)**	(20,439)	(17,854)	(17,836)	(22,968)
Net Sales	**$ 5,413,281**	$ 5,374,800	$ 4,616,377	$ 4,377,882	$ 5,400,154
Gross Margin	**$ 1,018,362**	$ 995,259	$ 866,641	$ 854,950	$ 1,045,219
Net Income attributable to Graybar Electric Company, Inc.	**$ 86,291**	$ 81,425	$ 41,998	$ 37,277	$ 87,400
Average common shares outstanding (A)	**15,580**	15,451	15,374	15,454	15,360
Net Income attributable to Graybar Electric Company, Inc. per share of Common Stock (A)	**$ 5.54**	$ 5.27	$ 2.73	$ 2.41	$ 5.69
Cash Dividends per share of Common Stock	**$ 3.00**	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Total assets	**$ 1,685,937**	$ 1,704,739	$ 1,519,438	$ 1,431,953	$ 1,556,199
Total liabilities (B)	**$ 1,085,721**	$ 1,133,345	$ 960,631	$ 893,784	$ 1,048,608
Shareholders' equity (B)	**$ 600,216**	$ 571,394	$ 558,807	$ 538,169	$ 507,591
Working capital (C)	**$ 424,697**	$ 393,733	$ 415,724	$ 424,993	$ 431,126
Long-term debt	**$ 1,990**	$ 10,345	$ 64,859	$ 80,959	$ 113,633

(A) All periods adjusted for the declaration of a twenty percent (20%) stock dividend declared in December 2012, a ten percent (10%) stock dividend declared in December 2011, a ten percent (10%) stock dividend declared in December 2010, a ten percent (10%) stock dividend declared in December 2009, and a twenty percent (20%) stock dividend declared in December 2008. Prior to these adjustments, the average common shares outstanding for the years ended December 31, 2011, 2010, 2009, and 2008 were 12,876, 11,647, 10,644, and 9,617, respectively.

(B) All periods adjusted for the January 1, 2009 adoption of accounting and disclosure requirements under generally accepted accounting principles in the US ("US GAAP") issued by the Financial Accounting Standards Board ("FASB") regarding noncontrolling interests in consolidated financial statements.

(C) Working capital is defined as total current assets less total current liabilities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis provides a narrative on the Company's results of operations, financial condition, liquidity, and cash flows for the three-year period ended December 31, 2012. This discussion should be read in conjunction with the accompanying consolidated financial statements and the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

Business Overview

The North American economy grew modestly during 2012 with US real gross domestic product increasing at a rate of approximately 2.3% over 2011 and Canadian real gross domestic product increasing approximately 1.8%. Although some US fiscal issues were resolved, many remained unsettled through the end of 2012 and thus, uncertainty persists around government spending and future overall economic growth. Expected gross domestic product for 2013 is anticipated to fall within a range between 1.6% and 2.0%, with the overall construction industry forecast to experience very modest growth, while continued moderate improvement in the residential construction industry is expected.

Graybar's net sales increased 0.7% during the year ended December 31, 2012, compared to the same period of 2011. Gross margin rose 2.3% during the year ended December 31, 2012, compared to the same period in 2011. Product costs remained steady and price inflation had little impact on net sales growth during the year ended December 31, 2012, compared to the same period in 2011. This low level of product cost volatility and price inflation, combined with changes in the mix of products sold contributed to an increase in gross margin as a percent of net sales to 18.8% during the year ended December 31, 2012, compared to 18.5% during the same period of 2011.

The Company expects organic growth in sales and gross margin to moderately outpace the forecasted rate of growth of the gross domestic product during 2013. The Company believes that continued market competition will cause gross margin as a percent of sales to remain relatively consistent with the rates achieved during 2012.

Consolidated Results of Operations

The following table sets forth certain information relating to the operations of the Company stated in thousands of dollars and as a percentage of net sales for the years ended December 31, 2012, 2011, and 2010:

	2012		2011		2010	
	Dollars	**Percent**	Dollars	Percent	Dollars	Percent
Net Sales	**$ 5,413,281**	**100.0%**	$ 5,374,800	100.0%	$ 4,616,377	100.0%
Cost of merchandise sold	**(4,394,919)**	**(81.2)**	(4,379,541)	(81.5)	(3,749,736)	(81.2)
Gross Margin	**1,018,362**	**18.8**	995,259	18.5	866,641	18.8
Selling, general and administrative expenses	**(871,374)**	**(16.1)**	(822,678)	(15.3)	(753,988)	(16.3)
Depreciation and amortization	**(32,449)**	**(0.6)**	(33,140)	(0.6)	(39,725)	(0.9)
Other income, net	**33,143**	**0.6**	3,769	0.1	4,608	0.1
Income from Operations	**147,682**	**2.7**	143,210	2.7	77,536	1.7
Interest expense, net	**(2,234)**	**—**	(10,021)	(0.2)	(8,062)	(0.2)
Income before provision for income taxes	**145,448**	**2.7**	133,189	2.5	69,474	1.5
Provision for income taxes	**(58,850)**	**(1.1)**	(51,298)	(1.0)	(27,181)	(0.6)
Net Income	**86,598**	**1.6**	81,891	1.5	42,293	0.9
Net income attributable to noncontrolling interests	**(307)**	**—**	(466)	—	(295)	—
Net Income attributable to Graybar Electric Company, Inc.	**$ 86,291**	**1.6%**	$ 81,425	1.5%	$ 41,998	0.9%

2012 Compared to 2011

Net sales totaled $5,413,281 for the year ended December 31, 2012, compared to $5,374,800 for the year ended December 31, 2011, an increase of $38,481, or 0.7%. Net sales to the electrical market sector during the year ended December 31, 2012 increased 3.5%, while net sales to the comm/data market sector decreased 5.3%, compared to the year ended December 31, 2011.

Gross margin increased $23,103, or 2.3%, to $1,018,362 for the year ended December 31, 2012, from $995,259 for the year ended December 31, 2011. The increase was primarily due to a change in sales mix as well as a modest increase in net sales for the year ended December 31, 2012, compared to the year ended December 31, 2011. The Company's gross margin as a percent of net sales was 18.8% for the year ended December 31, 2012, up from 18.5% in 2011, primarily due to lower product costs.

Selling, general and administrative expenses increased $48,696, or 5.9%, to $871,374 for the year ended December 31, 2012, compared to $822,678 for the year ended December 31, 2011, mainly due to higher employment-related costs. Selling, general and administrative expenses as a percentage of net sales for the year ended December 31, 2012 were 16.1%, up from 15.3% in 2011.

Depreciation and amortization expenses for the year ended December 31, 2012 decreased $691, or 2.1%, to $32,449 from $33,140 for the year ended December 31, 2011. This decrease was due primarily to a decrease in software amortization. Depreciation and amortization expenses as a percentage of net sales remained consistent at 0.6% for the years ended December 31, 2012 and 2011.

Other income, net consists primarily of gains on the disposal of property, trade receivable interest charges to customers, and other miscellaneous income items related to the Company's business activities. Other income, net totaled $33,143 for the year ended December 31, 2012, compared to $3,769 for the year ended December 31, 2011. The increase in other income, net for the year ended December 31, 2012 was due to a substantial increase in net gains on the sale of property of $30,638, partially offset by impairment losses of $1,066 recorded on other property held for sale. For the year ended December 31, 2011, other income, net included losses on the sale property of $140 and property impairment losses of $312, primarily on assets that were held for sale.

Income from operations totaled $147,682 for the year ended December 31, 2012, an increase of $4,472, or 3.1%, from $143,210 for the year ended December 31, 2011. The increase was due to higher net sales and gross margin, higher other income, net and lower depreciation and amortization expenses, partially offset by increases in selling, general and administrative expenses.

Interest expense, net decreased $7,787, or 77.7%, to $2,234 for the year ended December 31, 2012 from $10,021 for the year ended December 31, 2011. This decrease was due to the additional interest expense associated with the settlement of the interest rate swap totaling $3,257 during the fourth quarter of 2011, as well as lower levels of outstanding long-term debt during the year ended December 31, 2012, compared to 2011. Long-term debt outstanding, including current portion, was $11,995 at December 31, 2012, compared to $51,835 at December 31, 2011.

The increase in income from operations and lower interest expense, net resulted in income before provision for income taxes of $145,448 for the year ended December 31, 2012, an increase of $12,259, or 9.2%, compared to $133,189 for the year ended December 31, 2011.

The Company's total provision for income taxes increased $7,552, or 14.7%, to $58,850 for the year ended December 31, 2012 from $51,298 for the year ended December 31, 2011, as a result of higher income before provision for income taxes. The Company's effective tax rate was 40.5% for the year ended December 31, 2012, up from 38.5% for the year ended December 31, 2011. The effective tax rates for the years ended December 31, 2012 and 2011 were higher than the 35.0% US federal statutory rate primarily due to state and local income taxes.

Net income attributable to Graybar Electric Company, Inc. for the year ended December 31, 2012 increased $4,866, or 6.0%, to $86,291 from $81,425 for the year ended December 31, 2011.

2011 Compared to 2010

Net sales totaled $5,374,800 for the year ended December 31, 2011, compared to $4,616,377 for the year ended December 31, 2010, an increase of $758,423, or 16.4%. Net sales to the electrical and comm/data market sectors during the year ended December 31, 2011 increased 15.2% and 19.1%, respectively, compared to the year ended December 31, 2010.

Gross margin increased $128,618, or 14.8%, to $995,259 from $866,641, due to higher net sales for the year ended December 31, 2011, compared to the year ended December 31, 2010. The Company's gross margin as a percent of net sales was 18.5% for the year ended December 31, 2011, down from 18.8% in 2010, primarily due to price competition and rising product costs.

Selling, general and administrative expenses increased $68,690, or 9.1%, to $822,678 for the year ended December 31, 2011, compared to $753,988 for the year ended December 31, 2010, mainly due to higher employment-related costs. Selling, general and administrative expenses as a percentage of net sales for the year ended December 31, 2011 were 15.3%, down from 16.3% in 2010.

Depreciation and amortization expenses for the year ended December 31, 2011 decreased $6,585, or 16.6%, to $33,140 from $39,725 for the year ended December 31, 2010. This decrease was due primarily to a decrease in software amortization. Depreciation and amortization expenses as a percentage of net sales decreased to 0.6% for the year ended December 31, 2011, compared to 0.9% of net sales the year ended December 31, 2010.

Other income, net consists primarily of gains on the disposal of property, trade receivable interest charges to customers, and other miscellaneous income items related to the Company's business activities. Other income, net totaled $3,769 for the year ended December 31, 2011, compared to $4,608 for the year ended December 31, 2010. Losses on the sale of property were $140 for the year ended December 31, 2011, compared to gains on the disposal of property of $1,177 for the year ended December 31, 2010. Other income, net for the year ended December 31, 2011, included property impairment losses of $312, primarily on assets that were held for sale.

Income from operations totaled $143,210 for the year ended December 31, 2011, an increase of $65,674, or 84.7%, from $77,536 for the year ended December 31, 2010. The increase was due to higher net sales and gross margin and lower depreciation and amortization expenses, partially offset by increases in selling, general and administrative expenses and lower other income, net.

Interest expense, net increased $1,959, or 24.3%, to $10,021 for the year ended December 31, 2011 from $8,062 for the year ended December 31, 2010. This increase was due to the settlement of the interest rate swap totaling $3,257 during the fourth quarter of 2011, partially offset by a lower level of outstanding long-term debt during the year ended December 31, 2011, compared to 2010.

The increase in income from operations and higher interest expense, net resulted in income before provision for income taxes of $133,189 for the year ended December 31, 2011, an increase of $63,715, or 91.7%, compared to $69,474 for the year ended December 31, 2010.

The Company's total provision for income taxes increased $24,117, or 88.7%, to $51,298 for the year ended December 31, 2011 from $27,181 for the year ended December 31, 2010, as a result of higher income before provision for income taxes. The Company's effective tax rate was 38.5% for the year ended December 31, 2011, down from 39.1% for the year ended December 31, 2010. The effective tax rates for the years ended December 31, 2011 and 2010 were higher than the 35.0% US federal statutory rate primarily due to state and local income taxes.

Net income attributable to Graybar Electric Company, Inc. for the year ended December 31, 2011 increased $39,427, or 93.9%, to $81,425 from $41,998 for the year ended December 31, 2010.

Financial Condition and Liquidity

The Company has historically funded its working capital requirements using cash flows generated by the collection of trade receivables and trade accounts payable terms with its suppliers, supplemented by short-term bank lines of credit. Capital assets have been financed primarily by short-term bank lines of credit and long-term debt.

Cash Flow Information For the Years Ended December 31,		**2012**	2011	2010
Net cash provided (used) by operations	**$**	**59,857**	$ 94,908	$ (10,240)
Net cash used by investing activities		**(26,805)**	(60,996)	(29,120)
Net cash used by financing activities		**(67,345)**	(44,301)	(42,148)
Net Decrease in Cash	**$**	**(34,293)**	$ (10,389)	$ (81,508)

Operating Activities

Net cash provided by operations was $59,857 for the year ended December 31, 2012, compared to $94,908 for the year ended December 31, 2011. Positive cash flows from operations for the year ended December 31, 2012 were primarily attributable to net income of $86,598, and a decrease in trade receivables of $33,587, partially offset by an increase in merchandise inventory of $20,629 and a decrease in trade accounts payable of $58,136.

Trade receivables decreased during 2012 compared to the year ended December 31, 2011. The average number of days of sales outstanding at December 31, 2012, measured using annual sales, decreased moderately, compared to the average number of days at December 31, 2011. Average days of sales outstanding for the three month period ended December 31, 2012, decreased moderately, compared to the same three month period of 2011. Average inventory turnover increased moderately for the year ended December 31, 2012, compared to the same period of 2011. Merchandise inventory turnover for the three month period ended December 31, 2012, improved modestly, compared to the same three month period of 2011.

Current assets exceeded current liabilities by $424,697 at December 31, 2012, an increase of $30,964, or 7.9%, from $393,733 at December 31, 2011.

Investing Activities

Net cash used by investing activities totaled $26,805 for the year ended December 31, 2012, compared to $60,996 used during the year ended December 31, 2011. Capital expenditures for property were $61,362 and $62,162, and proceeds from the disposal of property were $34,079 and $296, for the years ended December 31, 2012 and 2011, respectively. The proceeds received in 2012 were primarily from the sale of real property, and the proceeds received in 2011 were primarily from the sale of personal property. Cash received from the Company's investment in affiliated company was $478 and $870, for the years ended December 31, 2012 and 2011, respectively, and relates to the Company's membership in Graybar Financial Services, LLC, which was terminated and dissolved in September 2012.

Financing Activities

Net cash used by financing activities totaled $67,345 for the year ended December 31, 2012, compared to $44,301 used during the year ended December 31, 2011.

Cash provided by short-term borrowings was $28,554 for the year ended December 31, 2012, compared to $22,867 for the year ended December 31, 2011. The Company made payments on long-term debt, including current portion, of $38,851 and capital lease obligations of $2,960 during the year ended December 31, 2012. The Company made payments on long-term debt, including current portion, of $43,864 and capital lease obligations of $3,306 during the year ended December 31, 2011.

Cash provided by the sale of common stock amounted to $11,925 and $11,121, and purchases of treasury stock were $11,172 and $9,264, for the years ended December 31, 2012 and 2011, respectively. Cash paid to purchase noncontrolling interest stock was $2,863 and $109, for the years ended December, 2012 and 2011, respectively. There were no sales of noncontrolling interest stock for the year ended December 31, 2012. Cash provided by the sale of noncontrolling interest stock was $512 for the year ended December 31, 2011. Cash dividends paid were $51,978 and $22,258, for the years ended December 31, 2012 and 2011, respectively. The increase in cash dividends paid for the year ended December 31, 2012 was due to an additional special cash dividend of $1.00 per share as well as the decision to pay the fourth quarter cash dividend in 2012 as opposed to 2013.

Cash and cash equivalents were $37,674 at December 31, 2012, a decrease of $34,293, or 47.7%, from $71,967 at December 31, 2011.

Liquidity

On December 31, 2012 and 2011, the Company and Graybar Canada Limited, the Company's Canadian operating subsidiary ("Graybar Canada"), had available an unsecured, five-year, $500,000 revolving credit agreement maturing in September 2016 with Bank of America, N.A. and other lenders named therein, which includes a combined letter of credit sub-facility of up to $50,000, a US swing line loan facility of up to $50,000, and a Canadian swing line loan facility of up to $20,000 (the "Credit Agreement"). The Credit Agreement also includes a $100,000 sublimit (in US or Canadian dollars) for borrowings by Graybar Canada and contains an accordion feature, which allows the Company to request increases in the aggregate borrowing commitments of up to $200,000. There were $71,116 and $42,562 in short-term borrowings outstanding at December 31, 2012 and 2011, respectively.

At December 31, 2012, the Company had total letters of credit of $8,938 outstanding, of which $763 were issued under the $500,000 revolving credit facility. The letters of credit are used primarily to support certain workers compensation insurance policies.

Short-term borrowings outstanding during the years ended December 31, 2012 and 2011 ranged from a minimum of $35,105 and $13,800 to a maximum of $111,032 and $91,548, respectively.

At December 31, 2012, the Company had available to it unused lines of credit amounting to $428,884, compared to $457,438 at December 31, 2011. These lines are available to meet the short-term cash requirements of the Company, and certain committed lines of credit have annual fees of up to 35 basis points (0.35%) of the committed lines of credit as of December 31, 2012 and 2011.

Prior to March 2012, the Company had a lease agreement with an independent lessor, which provided $28,720 of financing for five of the Company's distribution facilities. The agreement carried a five-year term expiring July 2013. The financing structure used with this lease qualified as a silo of a variable interest entity. In accordance with US GAAP, the Company, as the primary beneficiary, consolidated the silo in its financial statements. At December 31, 2011, the consolidated silo included in the Company's consolidated financial statements had a net property balance of $15,118, long-term debt of $27,715, and a noncontrolling interest of $1,005. Under the terms of the lease agreement, the amount guaranteed by the Company as the residual fair value of the property subject to the lease arrangement was $28,720 at December 31, 2011.

In December 2011, the Company notified the independent lessor of its intent to prepay and terminate the lease arrangement. As a result, the Company reclassified the $27,715 lease arrangement from long-term debt to current portion of long-term debt as of December 31, 2011. In March 2012, the Company terminated the lease arrangement, prepaid the $27,715 balance owed on the debt portion of the lease arrangement and purchased the $1,005 noncontrolling interest in the consolidated silo.

The revolving credit agreement and certain other note agreements contain various affirmative and negative covenants. The Company is also required to maintain certain financial ratios as defined in the agreements. The Company was in compliance with all covenants under these agreements as of December 31, 2012 and 2011.

Contractual Obligations and Commitments

The Company had the following contractual obligations as of December 31, 2012:

	Payments due by period				
Contractual obligations	Total	2013	2014 and 2015	2016 and 2017	After 2017
Long-term debt obligations	$ 7,631	$ 7,631	$ —	$ —	$ —
Capital lease obligations	4,768	2,730	1,905	133	—
Operating lease obligations	78,397	18,800	27,215	17,082	15,300
Purchase obligations	592,679	592,679	—	—	—
Total	$ 683,475	$ 621,840	$ 29,120	$ 17,215	$ 15,300

Long-term debt and capital lease obligations consist of both principal and interest payments.

The Company also had letters of credit of $8,938 outstanding, of which $763 were issued under the $500,000 revolving credit facility. At December 31, 2012, the Company had $428,884 available in unused lines of credit.

Purchase obligations consist of open purchase orders issued in the normal course of business. Many of these purchase obligations may be cancelled with limited or no financial penalties.

The table above does not include $168,023 of accrued, unfunded pension obligations, $92,518 of accrued, unfunded employment-related benefit obligations, of which $83,836 is related to the Company's postretirement benefit plan, and $3,530 in contingent payments for uncertain tax positions because it is not certain when these obligations will be settled or paid.

The Company also expects to make contributions totaling approximately $40,800 to its defined benefit pension plan during 2013 that are not included in the table. The Company contributed $40,600 to its defined benefit pension plan in 2012.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with US GAAP, which require the Company to make estimates and assumptions (see Note 2 in notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K). The Company believes the following accounting policies have the potential to have a more significant impact on its financial statements either because of the significance of the financial statement item to which they relate or because they involve a higher degree of judgment and complexity.

Revenue Recognition

Revenue is recognized when evidence of a customer arrangement exists, prices are fixed and determinable, product title, ownership and risk of loss transfers to the customer, and collectability is reasonably assured. Revenues recognized are primarily for product sales, but also include freight and handling charges. The Company's standard shipping terms are FOB shipping point, under which product title passes to the customer at the time of shipment. The Company does, however, fulfill some customer orders based on shipping terms of FOB destination, whereby title passes to the customer at the time of delivery. The Company also earns revenue for services provided to customers for supply chain management and logistics services. Service revenue, which accounts for less than one percent (1%) of net sales, is recognized when services are rendered and completed. Revenue is reported net of all taxes assessed by governmental authorities as a result of revenue-producing transactions, primarily sales tax.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers, and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances to reflect the expected uncollectability of trade receivables based on past collection history and specific risks identified in the receivables portfolio. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of the Company's customers were to deteriorate.

Income Taxes

The Company recognizes deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns. Uncertainty exists regarding tax positions taken in previously filed tax returns still subject to examination and positions expected to be taken in future returns. A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. The Company classifies interest expense and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages.

Merchandise Inventory

The Company values its inventories at the lower of cost (determined using the last-in, first-out ("LIFO") cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current sales. In assessing the ultimate realization of inventories, the Company makes judgments as to its return rights to suppliers and future demand requirements. If actual future demand, market conditions, or supplier return provisions are less favorable than those projected by management, additional inventory write-downs may be required.

Pension and Postretirement Benefits Plans

The Company's pension and postretirement benefits obligations and expenses are determined based on the selection of certain assumptions developed by the Company and used by its actuaries in calculating such amounts. For the Company's pension obligation, the most significant assumptions are the expected long-term rate of return on plan assets and the interest rate used to discount plan liabilities. For the Company's postretirement benefits plan liability, the most significant assumption is the interest rate used to discount the plan obligations.

The following tables present key assumptions used to measure the pension and postretirement benefits obligations at December 31:

	Pension Benefits		**Postretirement Benefits**	
	2012	2011	**2012**	2011
Discount rate	**3.95%**	4.75%	**3.51%**	4.25%
Expected return on plan assets	**6.25%**	6.25%	—	—

While management believes that the assumptions selected by the Company are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and postretirement benefits obligations and future pension and postretirement benefits expense. For example, holding all other assumptions constant, a one percent (1%) decrease in the discount rate used to calculate both pension expense for 2012 and the pension liability as of December 31, 2012 would have increased pension expense by $7,000 and the pension liability by $73,200, respectively. Similarly, a one percent (1%) decrease in the discount rate would have increased 2012 postretirement benefits expense by $200 and the December 31, 2012 postretirement benefits liability by $7,300.

The Company's expected long-term rate of return on plan assets will decrease to 6.00% for 2013. A decrease in the expected long-term rate of return on plan assets could result in higher pension expense and increase or accelerate the Company's contributions to the defined benefit pension plan in future years. As an example, holding all other assumptions constant, a one percent (1%) decrease in the assumed rate of return on plan assets would have increased 2012 pension expense by $4,000.

For measurement of the postretirement benefits net periodic cost, an 8.00% annual rate of increase in per capita cost of covered health care benefits was assumed for 2012. The rate was assumed to decrease to 5.00% in 2019 and to remain at that level thereafter. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on 2012, 2011 and 2010 postretirement benefit obligations or net periodic benefit cost.

Supplier Volume Incentives

The Company's agreements with many of its suppliers provide for the Company to earn volume incentives based on purchases during the agreement period. These agreements typically provide for the incentives to be paid quarterly or annually in arrears. The Company estimates amounts to be received from suppliers at the end of each reporting period based on the earnout level that the Company believes is probable of being achieved. The Company records the incentive ratably over the year as a reduction of cost of merchandise sold as the related inventory is sold. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized in earnings in the period in which the change in estimate occurs. In the event that the operating performance of the Company's suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the volume incentives would continue to be included in future agreements.

New Accounting Standards

No new accounting standards that were issued or became effective during 2012 have had or are expected to have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued Accounting Standards Update ("ASU" or "Update") 2013-02, "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"). The update requires that the Company present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of AOCI based on its source and the income statement line items affected by the reclassification. The guidance is effective for interim and annual reporting periods beginning on or after December 15, 2012. The Company does not anticipate that this guidance will have an impact on its financial position or results from operations.

In September 2011, the FASB issued ASU No. 2011- 08, "Intangibles-Goodwill and Other: Testing Goodwill for Impairment". This ASU amends the guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. This Update does not change how goodwill is calculated or assigned to reporting units nor does it revise the requirement to test goodwill annually for impairment. This guidance was adopted early by Graybar for the annual period ending December 31, 2011 and all reporting periods thereafter.

In May 2011, the FASB issued ASU No. 2011- 04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". This Update amends the guidance on fair value measurements to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and International Financial Reporting Standards ("IFRS"). This ASU does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The Company adopted this Update as of January 1, 2012 and the adoption did not have a material impact on the Company's results of operations, financial position, or cash flows during the year ended December 31, 2012.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the "Acts") were enacted by the US Congress in March 2010. The Acts have both short- and long-term implications for benefit plan standards. Implementation of this legislation is planned to occur in phases through 2018.

The Company's healthcare costs have increased due to the Acts' raising of the maximum eligible age for covered dependents to receive benefits. The Company anticipates that the elimination of the lifetime dollar limits per covered individual, as well as other standard requirements of the Acts, will also cause the Company's healthcare costs to increase in the future. Beginning in 2013, the Company will bear increased costs due to annual fees imposed by the Acts. The planned enactment of the excise tax on "high cost" healthcare plans in 2018 may also cause the Company's healthcare costs to increase further.

The Company expects the general trend in healthcare costs to continue to rise and the effects of the Acts, and any future legislation, could materially impact the cost of providing healthcare benefits for many employers, including the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's primary exposures to market risk are interest rate risk associated with debt obligations, foreign currency exchange rate risk, and commodity risk.

Interest Rate Risk

The Company's interest expense is sensitive to changes in the general level of interest rates. Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of the Company's debt portfolio. A change in market interest rates on the fixed-rate portion of the debt portfolio impacts the fair value of the financial instrument, but has no impact on interest incurred or cash flows. A change in market interest rates on the variable-rate portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value of the financial instrument. To mitigate the cash flow impact of interest rate fluctuations on the cost of financing its capital assets, the Company generally endeavors to maintain a significant portion of its long-term debt as fixed-rate in nature.

Based on $71,116 in variable-rate debt outstanding at December 31, 2012, a one percent (1%) increase in interest rates would increase the Company's interest expense by $711 per annum.

The following table provides information about financial instruments that are sensitive to changes in interest rates. The table presents principal payments on debt and related weighted-average interest rates by expected maturity dates:

							December 31, 2012	
Debt Instruments	2013	2014	2015	2016	2017	After 2017	**Total**	**Fair Value**
Long-term, fixed-rate debt	$ 10,005	1,446	412	132	—	—	**$ 11,995**	**$ 11,780**
Weighted-average interest rate	5.76%	3.38%	2.92%	2.79%	—	—		
Short-term, variable-rate borrowings	$ 71,116	—	—	—	—	—	**$ 71,116**	**$ 71,116**
Weighted-average interest rate	1.88%	—	—	—	—	—		

The fair value of long-term debt is estimated by discounting cash flows using current borrowing rates available for debt of similar maturities.

Foreign Currency Exchange Rate Risk

The functional currency for the Company's Canadian subsidiary is the Canadian dollar. Accordingly, its balance sheet amounts are translated at the exchange rates in effect at year-end and its income and expenses are translated using average exchange rates prevailing during the year. Currency translation adjustments are included in accumulated other comprehensive loss. Exposure to foreign currency exchange rate fluctuations is not material.

Commodity Risk

The Company has a moderate level of primary exposure to commodity price risk on products it purchases for resale, such as wire and cable, steel conduit, and many other products that contain copper or steel or both. Graybar does not purchase commodities directly, however.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS:

Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the year ended December 31, 2012, included in our Annual Report on Form 10-K for such period as filed with the SEC, should be read in conjunction with our accompanying audited consolidated financial statements and the notes thereto.

Certain statements, other than purely historical information, including estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believes", "projects", "expects", "anticipates", "estimates", "intends", "strategy", "plan", "may", "will", "would", "will be", "will continue", "will likely result", and similar expressions.

The Company intends such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the PSLRA. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse impact on the Company's operations and future prospects on a consolidated basis include, but are not limited to: general economic conditions, particularly in the residential, commercial, and industrial building construction industries, volatility in the prices of industrial metal commodities, disruptions in the Company's sources of supply, a sustained interruption in the operation of the Company's information systems, increased funding requirements and expenses related to the Company's pension plan, adverse legal proceedings or other claims, and the inability, or limitations on the Company's ability, to raise debt or equity capital. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Further information concerning our business, including additional factors that could materially impact our financial results, is included herein and in our other filings with the SEC. Actual results and the timing of events could differ materially from the forward-looking statements as a result of certain factors, a number of which are outlined in Item 1A., "Risk Factors", of this Annual Report on Form 10-K for the year ended December 31, 2012.

Item 8. Financial Statements and Supplementary Data

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ERNST & YOUNG

Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434
Tel: +1 314 290 1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Graybar Electric Company, Inc.

We have audited the accompanying consolidated balance sheets of Graybar Electric Company, Inc. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the consolidated financial position of Graybar Electric Company, Inc. at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 14, 2013

1302-1037227

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Income

(Stated in thousands, except per share data)	For the Years Ended December 31, 2012	2011	2010
Net Sales	**$ 5,413,281**	$ 5,374,800	$ 4,616,377
Cost of merchandise sold	**(4,394,919)**	(4,379,541)	(3,749,736)
Gross Margin	**1,018,362**	995,259	866,641
Selling, general and administrative expenses	**(871,374)**	(822,678)	(753,988)
Depreciation and amortization	**(32,449)**	(33,140)	(39,725)
Other income, net	**33,143**	3,769	4,608
Income from Operations	**147,682**	143,210	77,536
Interest expense, net	**(2,234)**	(10,021)	(8,062)
Income before provision for income taxes	**145,448**	133,189	69,474
Provision for income taxes	**(58,850)**	(51,298)	(27,181)
Net Income	**86,598**	81,891	42,293
Net income attributable to noncontrolling interests	**(307)**	(466)	(295)
Net Income attributable to Graybar Electric Company, Inc.	**$ 86,291**	$ 81,425	$ 41,998
Net Income attributable to Graybar Electric Company, Inc. per share of Common Stock (A)	**$ 5.54**	$ 5.27	$ 2.73

(A) Adjusted for the declaration of a twenty percent (20%) stock dividend in December 2012, shares related to which were issued in February 2013. Prior to the adjustment, the average common shares outstanding were 12,876 and 12,812 for the years ended December 31, 2011 and 2010, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

(Stated in thousands)	For the Years Ended December 31, **2012**	2011	2010
Net Income	**$ 86,598**	$ 81,891	$ 42,293
Other Comprehensive Income			
Foreign currency translation	**1,802**	(1,520)	2,807
Unrealized gain less realized loss from interest rate swap (net of tax of $-, $1,831, and $102, respectively)	**—**	2,876	161
Pension and postretirement benefits liability adjustment (net of tax of $11,735, $31,454, and $1,646, respectively)	**(18,433)**	(49,405)	(2,586)
Total Other Comprehensive (Loss) Income	**(16,631)**	(48,049)	382
Comprehensive Income	**$ 69,967**	$ 33,842	$ 42,675
Less: comprehensive income attributable to noncontrolling interests, net of tax	**(126)**	(438)	(421)
Comprehensive Income attributable to Graybar Electric Company, Inc.	**$ 69,841**	$ 33,404	$ 42,254

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Balance Sheets

(Stated in thousands, except share and per share data)	Shares at December 31, 2012	Shares at December 31, 2011	December 31, 2012	December 31, 2011
ASSETS				
Current Assets				
Cash and cash equivalents			$ **37,674**	$ 71,967
Trade receivables (less allowances of $6,868 and $7,764, respectively)			**764,130**	797,717
Merchandise inventory			**416,753**	396,124
Other current assets			**25,442**	23,507
Total Current Assets			**1,243,999**	1,289,315
Property, at cost				
Land			**65,821**	64,691
Buildings			**393,399**	374,008
Furniture and fixtures			**212,650**	188,929
Software			**76,906**	76,906
Capital leases			**11,463**	12,546
Total Property, at cost			**760,239**	717,080
Less – accumulated depreciation and amortization			**(402,233)**	(386,150)
Net Property			**358,006**	330,930
Other Non-current Assets			**83,932**	84,494
Total Assets			$ **1,685,937**	$ 1,704,739
LIABILITIES				
Current Liabilities				
Short-term borrowings			$ **71,116**	$ 42,562
Current portion of long-term debt			**10,005**	41,490
Trade accounts payable			**555,868**	614,004
Accrued payroll and benefit costs			**109,250**	117,965
Other accrued taxes			**11,748**	15,329
Dividends payable			—	12,943
Other current liabilities			**61,315**	51,289
Total Current Liabilities			**819,302**	895,582
Postretirement Benefits Liability			**77,036**	71,699
Pension Liability			**167,223**	136,668
Long-term Debt			**1,990**	10,345
Other Non-current Liabilities			**20,170**	19,051
Total Liabilities			**1,085,721**	1,133,345
SHAREHOLDERS' EQUITY				
Capital Stock				
Common, stated value $20.00 per share				
Authorized	**20,000,000**	20,000,000		
Issued to voting trustees	**12,844,501**	10,611,982		
Issued to shareholders	**2,740,489**	2,285,255		
In treasury, at cost	**(84,566)**	(15,725)		
Outstanding Common Stock	**15,500,424**	12,881,512	**310,008**	257,630
Common shares subscribed	**660,775**	610,949	**13,215**	12,219
Less subscriptions receivable	**(660,775)**	(610,949)	**(13,215)**	(12,219)
Retained Earnings			**453,770**	458,139
Accumulated Other Comprehensive Loss			**(166,814)**	(150,364)
Total Graybar Electric Company, Inc. Shareholders' Equity			**596,964**	565,405
Noncontrolling Interests			**3,252**	5,989
Total Shareholders' Equity			**600,216**	571,394
Total Liabilities and Shareholders' Equity			$ **1,685,937**	$ 1,704,739

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(Stated in thousands)	For the Years Ended December 31, 2012	2011	2010
Cash Flows from Operations			
Net Income	$ **86,598**	$ 81,891	$ 42,293
Adjustments to reconcile net income to cash provided by operations:			
Depreciation and amortization	**32,449**	33,140	39,725
Deferred income taxes	**9,877**	424	10,627
Net (gains) losses on disposal of property	**(30,638)**	140	(1,177)
Losses on impairment of property	**1,066**	312	—
Net income attributable to noncontrolling interests	**(307)**	(466)	(295)
Changes in assets and liabilities:			
Trade receivables	**33,587**	(119,505)	(100,812)
Merchandise inventory	**(20,629)**	(5,774)	(80,728)
Other current assets	**(4,108)**	(7,616)	11,462
Other non-current assets	**4,115**	(33,547)	(2,429)
Trade accounts payable	**(58,136)**	93,649	69,076
Accrued payroll and benefit costs	**(8,715)**	22,454	28,572
Other current liabilities	**7,855**	(3,520)	(11,662)
Other non-current liabilities	**6,843**	33,326	(14,892)
Total adjustments to net income	**(26,741)**	13,017	(52,533)
Net cash provided (used) by operations	**59,857**	94,908	(10,240)
Cash Flows from Investing Activities			
Proceeds from disposal of property	**34,079**	296	3,880
Capital expenditures for property	**(61,362)**	(62,162)	(33,624)
Investment in affiliated company	**478**	870	624
Net cash used by investing activities	**(26,805)**	(60,996)	(29,120)
Cash Flows from Financing Activities			
Net increase in short-term borrowings	**28,554**	22,867	4,463
Repayment of long-term debt	**(38,851)**	(43,864)	(32,160)
Proceeds from long-term debt	—	—	8,528
Principal payments under capital leases	**(2,960)**	(3,306)	(1,968)
Sales of common stock	**11,925**	11,121	9,799
Purchases of treasury stock	**(11,172)**	(9,264)	(10,448)
Sales of noncontrolling interests' common stock	—	512	—
Purchases of noncontrolling interests' common stock	**(2,863)**	(109)	(151)
Dividends paid	**(51,978)**	(22,258)	(20,211)
Net cash used by financing activities	**(67,345)**	(44,301)	(42,148)
Net Decrease in Cash	**(34,293)**	(10,389)	(81,508)
Cash, Beginning of Year	**71,967**	82,356	163,864
Cash, End of Year	$ **37,674**	$ 71,967	$ 82,356
Supplemental Cash Flow Information:			
Non-cash Investing and Financing Activities:			
Acquisition of equipment under capital leases	$ **1,971**	$ 2,332	$ 5,009
Cash Paid During the Year for:			
Interest, net of amounts capitalized	$ **2,376**	$ 10,880	$ 8,562
Income taxes, net of refunds	$ **58,018**	$ 55,136	$ 15,037

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

	Graybar Electric Company, Inc. Shareholders' Equity				
(Stated in thousands)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Shareholders' Equity
Balance, December 31, 2009	$ 211,970	$ 423,920	$ (102,599)	$ 4,878	$ 538,169
Net income		41,998		295	42,293
Other comprehensive income			256	126	382
Stock issued	9,799				9,799
Stock purchased	(10,448)			(151)	(10,599)
Dividends declared	21,079	(42,316)			(21,237)
Balance, December 31, 2010	$ 232,400	$ 423,602	$ (102,343)	$ 5,148	$ 558,807
Net income		81,425		466	81,891
Other comprehensive income			(48,021)	(28)	(48,049)
Stock issued	11,121			512	11,633
Stock purchased	(9,264)			(109)	(9,373)
Dividends declared	23,373	(46,888)			(23,515)
Balance, December 31, 2011	$ 257,630	$ 458,139	$ (150,364)	$ 5,989	$ 571,394
Net income		86,291		307	86,598
Other comprehensive loss			(16,450)	(181)	(16,631)
Stock issued	11,925				11,925
Stock purchased	(11,172)			(2,863)	(14,035)
Dividends declared	51,625	(90,660)			(39,035)
Balance, December 31, 2012	$ 310,008	$ 453,770	$ (166,814)	$ 3,252	$ 600,216

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
as of December 31, 2012 and 2011 and
for the Years Ended December 31, 2012, 2011, and 2010
(Stated in thousands, except share and per share data)

1. DESCRIPTION OF THE BUSINESS

Graybar Electric Company, Inc. ("Graybar" or the "Company") is a New York corporation, incorporated in 1925. The Company is engaged in the distribution of electrical, communications and data networking ("comm/data") products and the provision of related supply chain management and logistics services, primarily to electrical and comm/data contractors, industrial plants, federal, state and local governments, commercial users, telephone companies, and power utilities in North America. All products sold by the Company are purchased by the Company from others, and the Company neither manufactures nor contracts to manufacture any products that it sells. The Company's business activity is primarily with customers in the United States of America ("US"). Graybar also has subsidiary operations with distribution facilities in Canada and Puerto Rico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies conform to generally accepted accounting principles in the US ("US GAAP") and are applied on a consistent basis among all years presented. Significant accounting policies are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of Graybar Electric Company, Inc. and its subsidiary companies. All material intercompany balances and transactions have been eliminated. The ownership interests that are held by owners other than the Company in subsidiaries consolidated by the Company are accounted for and reported as noncontrolling interests.

Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to prior years' financial information to conform to the December 31, 2012 presentation.

Subsequent Events

The Company has evaluated subsequent events through the time of the filing of this Annual Report on Form 10-K with the United States Securities and Exchange Commission ("SEC" or the "Commission"). No material subsequent events have occurred since December 31, 2012 that require recognition or disclosure in these financial statements.

Revenue Recognition

Revenue is recognized when evidence of a customer arrangement exists, prices are fixed and determinable, product title, ownership and risk of loss transfers to the customer, and collectability is reasonably assured. Revenues recognized are primarily for product sales, but also include freight and handling charges. The Company's standard shipping terms are FOB shipping point, under which product title passes to the customer at the time of shipment. The Company does, however, fulfill some customer orders based on shipping terms of FOB destination, whereby title passes to the customer at the time of delivery. The Company also earns revenue for services provided to customers for supply chain management and logistics services. Service revenue, which accounts for less than one percent (1%) of net sales, is recognized when services are rendered and completed. Revenue is reported net of all taxes assessed by governmental authorities as a result of revenue-producing transactions, primarily sales tax.

Outgoing Freight Expenses

The Company records certain outgoing freight expenses as a component of selling, general and administrative expenses. These costs totaled $44,672, $40,896, and $35,683 for the years ended December 31, 2012, 2011, and 2010, respectively.

Cash and Cash Equivalents

The Company accounts for cash on hand, deposits in banks, and other short-term, highly liquid investments with an original maturity of three months or less as cash and cash equivalents.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers, and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances to reflect the expected uncollectability of trade receivables based on past collection history and specific risks identified in the receivables portfolio. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of the Company's customers were to deteriorate.

Merchandise Inventory

The Company's inventory is stated at the lower of cost (determined using the last-in, first-out ("LIFO") cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current sales.

The Company makes provisions for obsolete or excess inventories as necessary to reflect reductions in inventory value.

Supplier Volume Incentives

The Company's agreements with many of its suppliers provide for the Company to earn volume incentives based on purchases during the agreement period. These agreements typically provide for the incentives to be paid quarterly or annually in arrears. The Company estimates amounts to be received from suppliers at the end of each reporting period based on the earnout level that the Company believes is probable of being achieved. The Company records the incentive ratably over the year as a reduction of cost of merchandise sold as the related inventory is sold. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized in earnings in the period in which the change in estimate occurs. In the event that the operating performance of the Company's suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the volume incentives would continue to be included in future agreements.

Property and Depreciation

Property, plant and equipment are recorded at cost. Depreciation is expensed on a straight-line basis over the estimated useful lives of the related assets. Interest costs incurred to finance expenditures for major long-term construction projects are capitalized as part of the asset's historical cost and included in property, plant and equipment, then depreciated over the useful life of the asset. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Expenditures for maintenance and repairs are charged to expense when incurred, while the costs of significant improvements, which extend the useful life of the underlying asset, are capitalized.

Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade receivables. The Company performs ongoing credit evaluations of its customers, and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances for potential credit losses and such losses historically have been within management's expectations.

Fair Value

The Company endeavors to utilize the best available information in measuring fair value. US GAAP has established a fair value hierarchy, which prioritizes the inputs used in measuring fair value. The tiers in the hierarchy include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own data inputs and assumptions. The Company has used fair value measurements to value its pension plan assets.

Foreign Currency Exchange Rate

The functional currency for the Company's Canadian subsidiary is the Canadian dollar. Accordingly, its balance sheet amounts are translated at the exchange rates in effect at year-end and its statements of income amounts are translated at the average rates of exchange prevailing during the year. Currency translation adjustments are included in accumulated other comprehensive loss.

Goodwill

The Company's goodwill and indefinite-lived intangible assets are not amortized, but rather tested annually for impairment. Goodwill is reviewed annually in the fourth quarter and/or when circumstances or other events might indicate that impairment may have occurred. The Company performs either a qualitative or quantitative assessment of goodwill impairment. The qualitative assessment considers several factors including the excess fair value over carrying value as of the last quantitative impairment test, the length of time since the last fair value measurement, the current carrying value, market conditions, actual performance compared to forecasted performance, and the current business outlook. If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the reporting unit is quantitatively tested for impairment. If a quantitative assessment is required, the fair value is determined using a variety of assumptions including estimated future cash flows of the reporting unit and applicable discount rates. As of December 31, 2012, the Company has completed its annual impairment test and concluded that there is no impairment of the Company's goodwill. At December 31, 2012 and 2011, the Company had $6,680 of goodwill included in other non-current assets in its consolidated balance sheets.

Income Taxes

The Company recognizes deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns. Uncertainty exists regarding tax positions taken in previously filed tax returns still subject to examination and positions expected to be taken in future returns. A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. The Company classifies interest expense and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages.

Other Postretirement Benefits

The Company accounts for postretirement benefits other than pensions by accruing the costs of benefits to be provided over the employees' periods of active service. These costs are determined on an actuarial basis. The Company's consolidated balance sheets reflect the funded status of postretirement benefits.

Pension Plan

The Company sponsors a noncontributory defined benefit pension plan accounted for by accruing the cost to provide the benefits over the employees' periods of active service. These costs are determined on an actuarial basis. The Company's consolidated balance sheets reflect the funded status of the defined benefit pension plan.

New Accounting Standards

No new accounting standards that were issued or became effective during 2012 have had or are expected to have a material impact on the Company's consolidated financial statements.

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU" or "Update") 2013-02, "Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"). The update requires that the Company present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of AOCI based on its source and the income statement line items affected by the reclassification. The guidance is effective for interim and annual reporting periods beginning on or after December 15, 2012. The Company does not anticipate that this guidance will have an impact on its financial position or results from operations.

In September 2011, the FASB issued ASU No. 2011- 08, "Intangibles-Goodwill and Other: Testing Goodwill for Impairment". This ASU amends the guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. This Update does not change how goodwill is calculated or assigned to reporting units nor does it revise the requirement to test goodwill annually for impairment. This guidance was adopted early by Graybar for the annual period ending December 31, 2011 and all reporting periods thereafter.

In May 2011, the FASB issued ASU No. 2011- 04, "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". This Update amends the guidance on fair value measurements to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and International Financial Reporting Standards ("IFRS"). This ASU does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The Company adopted this Update as of January 1, 2012 and the adoption did not have a material impact on the Company's results of operations, financial position, or cash flows during the year ended December 31, 2012.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively the "Acts") were enacted by the US Congress in March 2010. The Acts have both short- and long-term implications for benefit plan standards. Implementation of this legislation is planned to occur in phases through 2018.

The Company's healthcare costs have increased due to the Acts' raising of the maximum eligible age for covered dependents to receive benefits. The Company anticipates that the elimination of the lifetime dollar limits per covered individual, as well as other standard requirements of the Acts, will also cause the Company's healthcare costs to increase in the future. Beginning in 2013, the Company will bear increased costs due to annual fees imposed by the Acts. The planned enactment of the excise tax on "high cost" healthcare plans in 2018 may also cause the Company's healthcare costs to increase further.

The Company expects the general trend in healthcare costs to continue to rise and the effects of the Acts, and any future legislation, could materially impact the cost of providing healthcare benefits for many employers, including the Company.

3. CASH DISCOUNTS AND DOUBTFUL ACCOUNTS

The following table summarizes the activity in the allowances for cash discounts and doubtful accounts:

	Beginning Balance	Provision (Charged to Expense)	Deductions	Ending Balance
For the Year Ended December 31, 2012				
Allowance for cash discounts	**$ 1,498**	**$ 21,228**	**$ (21,315)**	**$ 1,411**
Allowance for doubtful accounts	**6,266**	**4,379**	**(5,188)**	**5,457**
Total	**$ 7,764**	**$ 25,607**	**$ (26,503)**	**$ 6,868**
For the Year Ended December 31, 2011				
Allowance for cash discounts	$ 1,373	$ 20,440	$ (20,315)	$ 1,498
Allowance for doubtful accounts	5,926	5,537	(5,197)	6,266
Total	$ 7,299	$ 25,977	$ (25,512)	$ 7,764
For the Year Ended December 31, 2010				
Allowance for cash discounts	$ 1,201	$ 17,854	$ (17,682)	$ 1,373
Allowance for doubtful accounts	5,016	6,401	(5,491)	5,926
Total	$ 6,217	$ 24,255	$ (23,173)	$ 7,299

4. INVENTORY

The Company's inventory is stated at the lower of cost (determined using the last-in, first-out ("LIFO") cost method) or market. Had the first-in, first-out ("FIFO") method been used, merchandise inventory would have been approximately $150,912 and $148,513 greater than reported under the LIFO method at December 31, 2012 and 2011, respectively. The Company did not liquidate any portion of previously-created LIFO layers in 2012, 2011, and 2010.

Reserves for excess and obsolete inventories were $3,500 and $3,800 at December 31, 2012 and 2011, respectively. The change in the reserve for excess and obsolete inventories, included in cost of merchandise sold, was $(300), $(700), and $600 for the years ended December 31, 2012, 2011, and 2010, respectively.

5. PROPERTY AND DEPRECIATION

The Company provides for depreciation and amortization using the straight-line method over the following estimated useful asset lives:

Classification	Estimated Useful Asset Life
Buildings	42 years
Leasehold improvements	Over the shorter of the asset's life or the lease term
Furniture, fixtures, equipment and software	3 to 14 years
Assets held under capital leases	Over the shorter of the asset's life or the lease term

Depreciation expense was $28,937, $27,728, and $25,273 in 2012, 2011, and 2010, respectively.

At the time property is retired or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to other income, net.

Assets held under capital leases, consisting primarily of information technology equipment, are recorded in property with the corresponding obligations carried in long-term debt. The amount capitalized is the present value at the beginning of the lease term of the aggregate future minimum lease payments. Assets held under leases which were capitalized during the year ended December 31, 2012 and 2011 were $1,971 and $2,332, respectively.

The Company capitalizes interest expense on major construction and development projects while in progress. Interest capitalized in 2012, 2011, and 2010 was $56, $13, and $120, respectively.

The Company capitalizes qualifying internal and external costs incurred to develop or obtain software for internal use during the application development stage. Costs incurred during the pre-application development and post-implementation stages are expensed as incurred. The Company capitalized software and software development costs of $7,583 and $2,619 in 2012 and 2011, respectively, and the amounts are recorded in furniture and fixtures.

The Company considers properties to be assets held for sale when all of the following criteria are met: i) a formal commitment to a plan to sell a property has been made and exercised; ii) the property is available for sale in its present condition; iii) actions required to complete the sale of the property have been initiated; iv) sale of the property is probable and the Company expects the sale will occur within one year; and v) the property is being actively marketed for sale at a price that is reasonable given its current market value.

Upon designation as an asset held for sale, the Company records the carrying value of each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and depreciation of the property ceases. The net book value of assets held for sale was $3,034 and $6,074 at December 31, 2012 and 2011, respectively, and is recorded in net property in the consolidated balance sheet. During 2012, the Company sold assets classified as held for sale for $33,486 and recorded net gains on the assets held for sale of $30,738 in other income, net.

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For assets classified as to be held and used, impairment may occur if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. In such cases, additional analysis is conducted to determine the amount of the loss to be recognized. The impairment loss is calculated as the difference between the carrying amount of the asset and its estimated fair value. The analysis requires estimates of the amount and timing of projected cash flows and, where applicable, selection of an appropriate discount rate. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed necessary.

The Company recorded impairment losses totaling $1,066 and $312 to account for the expected losses on those assets held for sale where the net book value of the property listed for sale exceeded the estimated selling price less estimated selling expenses for the years ended December 31, 2012 and 2011, respectively. The impairment losses are included in other income, net in the consolidated statements of income for the years ended December 31, 2012 and 2011. The Company did not record any impairment charges in 2010.

6. INCOME TAXES

The Company determines its deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of its assets and liabilities calculated using enacted applicable tax rates. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements.

The Company's unrecognized tax benefits of $3,530, $3,746, and $3,843 as of December 31, 2012, 2011, and 2010, respectively, are uncertain tax positions that would impact the Company's effective tax rate if recognized. The Company is periodically engaged in tax return examinations, reviews of statute of limitations periods, and settlements surrounding income taxes. The Company does not anticipate a material change in unrecognized tax benefits during the next twelve months.

The Company's uncertain tax benefits, and changes thereto, during 2012, 2011, and 2010 were as follows:

	2012	2011	2010
Balance at January 1:	**$ 3,746**	$ 3,843	$ 3,754
Additions based on tax positions related to current year	**600**	593	699
Additions based on tax positions of prior years	—	—	119
Reductions for tax positions of prior years	**(570)**	(579)	(693)
Settlements	**(246)**	(111)	(36)
Balance at December 31:	**$ 3,530**	$ 3,746	$ 3,843

The Company classifies interest expense and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages. The Company has accrued $1,195 and $1,239 in interest and penalties in its statement of financial position at December 31, 2012 and 2011, respectively. Interest was computed on the difference between the provision for income taxes recognized in accordance with US GAAP and the amount of benefit previously taken or expected to be taken in the Company's federal, state, and local income tax returns.

The Company's federal income tax returns for the tax years 2008 and forward are available for examination by the United States Internal Revenue Service ("IRS"). The Company's 2008 and 2009 federal income tax returns are currently under audit examination by the IRS. This examination commenced during June 2011 and is expected to be completed during 2013. Since the audit process has not yet concluded, the audit outcome cannot yet be evaluated. The Company has agreed to extend its federal statute of limitations for the 2008 tax year until September 30, 2013. The federal statute of limitations for the 2008 tax year will expire on September 30, 2013, unless extended. The Company's state income tax returns for 2008 through 2012 remain subject to examination by various state authorities with the latest period closing on December 31, 2017. The Company has not extended the statutes of limitations in any other state jurisdictions with respect to years prior to 2008. Such statutes of limitations will expire on or before December 31, 2013 unless extended.

A reconciliation between the "statutory" federal income tax rate and the effective tax rate in the consolidated statements of income is as follows:

For the Years Ended December 31,	**2012**	2011	2010
"Statutory" federal tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal benefit	**3.9**	3.6	2.7
Other, net	**1.6**	(0.1)	1.4
Effective tax rate	**40.5%**	38.5%	39.1%

The components of income before taxes and the provision for income taxes recorded in the consolidated statements of income are as follows:

	For the Years Ended		
Components of Income before Taxes	**2012**	2011	2010
Domestic	**$ 133,300**	$ 121,770	$ 61,338
Foreign	**12,148**	11,419	8,136
Income before taxes	**$ 145,448**	$ 133,189	$ 69,474

	For the Years Ended		
Components of Income Tax Provision	**2012**	2011	2010
Current expense			
US Federal	**$ 38,642**	$ 41,052	$ 11,562
State	**6,848**	6,343	2,189
Foreign	**3,366**	3,579	2,733
Total Current expense	**$ 48,856**	$ 50,974	$ 16,484
Deferred expense			
US Federal	**$ 9,090**	246	9,428
State	**786**	178	1,198
Foreign	**118**	(100)	71
Total Deferred expense	**$ 9,994**	$ 324	$ 10,697
Total Income Tax Provision	**$ 58,850**	$ 51,298	$ 27,181

Deferred income taxes are provided based upon differences between the financial statement and tax bases of assets and liabilities. The following deferred tax assets (liabilities) were recorded at December 31:

Assets (Liabilities)	**2012**	2011
Postretirement benefits	**$ 32,257**	$ 30,731
Payroll accruals	**3,095**	2,519
Bad debt reserves	**2,178**	2,662
Other deferred tax assets	**10,359**	13,916
Pension	**55,665**	44,464
Inventory	**3,174**	2,861
Subtotal	**106,728**	97,153
less: valuation allowances	**(285)**	(306)
Deferred tax assets	**106,443**	96,847
Fixed assets	**(32,999)**	(26,614)
Computer software	**(3,708)**	(2,778)
Other deferred tax liabilities	**(2,184)**	(1,477)
Deferred tax liabilities	**(38,891)**	(30,869)
Net deferred tax assets	**$ 67,552**	$ 65,978

Deferred tax assets included in other current assets were $3,678 and $5,931 at December 31, 2012 and 2011, respectively. Deferred tax assets included in other non-current assets were $64,260 and $60,047 at December 31, 2012 and 2011, respectively. Deferred tax liabilities included in other current liabilities were $386 at December 31, 2012. There were no deferred tax liabilities included in other current liabilities at December 31, 2011. The Company's deferred tax assets include foreign net operating losses of $285 and $306 as of December 31, 2012 and 2011 that expire in 2020. The Company's deferred tax assets also include state net operating loss carryforwards of $1,821 and $2,251 as of December 31, 2012 and 2011, respectively, that expire between 2012 and 2030. The Company's deferred tax assets also include capital loss carryforwards of $2,261 at December 31, 2011. There were no capital loss carryforwards at December 31, 2012. The Company's valuation allowance against deferred tax assets was $285 and $306 for the year ended December 31, 2012 and 2011, respectively. Due to uncertainties regarding the utilization of the Company's foreign net operating losses, a full valuation allowance remains applied against the total deferred tax benefit at December 31, 2012.

The Company has undistributed earnings of non-US subsidiaries of approximately $54,440 as of December 31, 2012. The Company has not made a provision for US federal and state income taxes on these accumulated but undistributed earnings, as such earnings are considered to be indefinitely reinvested outside the US.

7. CAPITAL STOCK

The Company's capital stock is one hundred percent (100%) owned by its active and retired employees, and there is no public trading market for its common stock. Since 1928, substantially all of the issued and outstanding shares of common stock have been held of record by voting trustees under successive voting trust agreements. Under applicable state law, a voting trust may not have a term greater than ten years. At December 31, 2012, approximately eighty-two percent (82%) of the common stock was held in a voting trust that expires by its terms on March 15, 2017. The participation of shareholders in the voting trust is voluntary at the time the voting trust is created, but is irrevocable during its term. Shareholders who elect not to participate in the voting trust hold their common stock as shareholders of record.

No shareholder may sell, transfer, or otherwise dispose of shares of common stock or the voting trust interests issued with respect thereto ("common stock", "common shares", or "shares") without first offering the Company the option to purchase such shares at the price at which the shares were issued. The Company also has the option to purchase at the issue price the common stock of any holder who dies or ceases to be an employee of the Company for any cause other than retirement on a Company pension. The Company has always exercised its purchase option and expects to continue to do so. All outstanding shares of the Company have been issued at $20.00 per share.

During 2012, the Company offered eligible employees and qualified retirees the right to subscribe to 964,300 shares of common stock at $20.00 per share in accordance with the provisions of the Company's Three-Year Common Stock Purchase Plan dated June 10, 2010. This resulted in the subscription of 660,775 shares totaling $13,215. Subscribers under the Plan elected to make payments under one of the following options: (i) all shares subscribed for on or before January 11, 2013; or (ii) all shares subscribed for in installments paid through payroll deductions (or in certain cases where a subscriber is no longer on the Company's payroll, through direct monthly payments) over an eleven-month period.

Common shares were delivered to subscribers as of January 11, 2013, in the case of shares paid for prior to January 11, 2013. Shares will be issued and delivered to subscribers on a quarterly basis, as of the tenth day of March, June, September, and December, to the extent full payments for shares are made in the case of subscriptions under the installment method.

Shown below is a summary of shares purchased and retired by the Company during the three years ended December 31:

	Shares of Common Stock	
	Purchased	**Retired**
2012	**558,599**	**658,890**
2011	463,189	474,219
2010	522,405	520,458

The Company amended its Certificate of Incorporation to authorize a new class of 10,000,000 shares of Delegated Authority Preferred Stock ("preferred stock"), par value one cent ($0.01), on June 10, 2004. The preferred stock may be issued in one or more series, with the designations, relative rights, preferences, and limitations of shares of each such series being fixed by a resolution of the Board of Directors of the Company. There were no shares of preferred stock outstanding at December 31, 2012 and 2011.

On December 13, 2012, the Company declared a twenty percent (20%) common stock dividend. Each shareholder was entitled to one share of common stock for every five shares held as of January 2, 2013. The stock was issued February 1, 2013. On December 8, 2011, the Company declared a ten percent (10%) common stock dividend. Each shareholder was entitled to one share of common stock for every ten shares held as of January 3, 2012. The stock was issued on February 1, 2012. On December 9, 2010, the Company declared a ten percent (10%) common stock dividend. Each shareholder was entitled to one share of common stock for every ten shares held as of January 3, 2011. The stock was issued February 4, 2011.

8. NET INCOME PER SHARE OF COMMON STOCK

The per share computations for periods presented have been adjusted to reflect the new number of shares as of December 31, 2012, as a result of the stock dividend declared on December 13, 2012 payable to shareholders of record on January 2, 2013. Shares representing this dividend were issued on February 1, 2013. The computation of net income per share of common stock is based on the average number of common shares outstanding during each year, adjusted in all periods presented for the declaration of a twenty percent (20%) stock dividend declared in 2012, a ten percent (10%) stock dividend declared in 2011, and a ten percent (10%) stock dividend declared in 2010. The average number of shares used in computing net income per share of common stock at December 31, 2012, 2011, and 2010 was 15,579,571, 15,451,314, and 15,373,756, respectively.

9. LONG-TERM DEBT AND BORROWINGS UNDER SHORT-TERM CREDIT AGREEMENTS

Long-term Debt	December 31, 2012	2011
Variable-rate lease arrangement, secured by facilities	$ —	$ 27,715
6.59% senior note, unsecured, due in semiannual installments of $3,750 beginning in October 2003 through April 2013	**3,750**	11,250
6.65% senior note, unsecured, due in annual installments of $3,636 beginning in June 2003 through June 2013	**3,636**	7,273
2.38% to 4.97% capital leases, secured by equipment, various maturities	**4,609**	5,597
	$ 11,995	$ 51,835
Less current portion	**(10,005)**	(41,490)
Long-term Debt	**$ 1,990**	$ 10,345

Long-term Debt matures as follows:

2013	$ 10,005
2014	1,446
2015	412
2016	132
2017	—
After 2017	—
	$ 11,995

The net book value of property securing various long-term debt instruments at December 31, 2011 was $16,847. In December 2011, the Company notified the independent lessor of the variable lease arrangement of its intent to prepay and terminate the lease arrangement due in July 2013. As a result, the Company reclassified the $27,715 lease arrangement from long-term debt to current portion of long-term debt as of December 31, 2011. In March 2012, the Company terminated the lease arrangement, prepaid the $27,715 balance owed on the debt portion of the lease arrangement, and purchased the $1,005 noncontrolling interest in the consolidated silo. As a result, there was no property securing various long-term debt instruments at December 31, 2012.

The Company had a revolving credit agreement with a group of thirteen banks at an interest rate based on the London Interbank Offered Rate ("LIBOR") that consisted of an unsecured, $200,000 five-year facility that was to expire in May 2012. On September 28, 2011, the Company and Graybar Canada Limited, the Company's Canadian operating subsidiary ("Graybar Canada"), entered into a new unsecured, five-year, $500,000 revolving credit facility maturing in September 2016 with Bank of America, N.A. and other lenders named therein, which includes a combined letter of credit ("L/C") sub-facility of up to $50,000, a US swing line loan facility of up to $50,000, and a Canadian swing line loan facility of up to $20,000 (the "Credit Agreement"). The Credit Agreement also includes a $100,000 sublimit (in US or Canadian dollars) for borrowings by Graybar Canada and contains an accordion feature, which allows the Company to request increases in the aggregate borrowing commitments of up to $200,000. This Credit Agreement replaced the revolving credit agreement that had been due to expire in May 2012, which was terminated upon the closing of the new revolving credit facility.

Interest on the Company's borrowings under the revolving credit facility is based on, at the borrower's election, either (i) the base rate (as defined in the Credit Agreement), or (ii) LIBOR, in each case plus an applicable margin, as set forth in the pricing grid detailed in the Credit Agreement and described below. In connection with any borrowing, the applicable borrower also selects the term of the loan, up to six months, or an automatically renewing term with the consent of the lenders. Swing line loans, which are short-term loans, bear interest at a rate based on, at the borrower's election, either the base rate or on the daily floating Eurodollar rate. In addition to interest payments, there are also certain fees and obligations associated with borrowings, swing line loans, letters of credit, and other administrative matters.

The obligations of Graybar Canada under the new revolving credit facility are secured by the guaranty of the Company and any material US subsidiaries of the Company. Under no circumstances will Graybar Canada use its borrowings to benefit Graybar or its operations, including without limitation, the repayment of any of the Company's obligations under the revolving credit facility.

The Credit Agreement provides for a quarterly commitment fee ranging from 0.2% to 0.35% per annum, subject to adjustment based upon the Company's consolidated leverage ratio for a fiscal quarter, and letter of credit fees ranging from 1.05% to 1.65% per annum payable quarterly, also subject to such adjustment. Borrowings can be either base rate loans plus a margin ranging from 0.05% to 0.65% or LIBOR loans plus a margin ranging from 1.05% to 1.65%, subject to adjustment based upon the Company's consolidated leverage ratio. Availability under the Credit Agreement is subject to the accuracy of representations and warranties, the absence of an event of default, and, in the case of Canadian borrowings denominated in Canadian dollars, the absence of a material adverse change in the national or international financial markets, which would make it impracticable to lend Canadian dollars.

The Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company and its subsidiaries with respect to indebtedness, liens, changes in the nature of business, investments, mergers and acquisitions, the issuance of equity securities, the disposition of assets and the dissolution of certain subsidiaries, transactions with affiliates, restricted payments (subject to incurrence tests, with certain exceptions), as well as securitizations and factoring transactions. There are also maximum leverage ratio and minimum interest coverage ratio financial covenants to which the Company will be subject during the term of the Credit Agreement.

The Credit Agreement also provides for customary events of default, including a failure to pay principal, interest or fees when due, failure to comply with covenants, the fact that any representation or warranty made by any of the credit parties is materially incorrect, the occurrence of an event of default under certain other indebtedness of the Company and its subsidiaries (including existing senior notes), the commencement of certain insolvency or receivership events affecting any of the credit parties, certain actions under the Employee Retirement Income Security Act (ERISA), and the occurrence of a change in control of any of the credit parties (subject to certain permitted transactions as described in the Credit Agreement). Upon the occurrence of an event of default, the commitments of the lenders may be terminated and all outstanding obligations of the credit parties under the Credit Agreement may be declared immediately due and payable.

The Company also has letters of credit of $8,938 outstanding, of which $763 were issued under the $500,000 revolving credit facility.

Short-term borrowings of $71,116 and $42,562 outstanding at December 31, 2012 and 2011, respectively, were drawn under the revolving credit facility.

Short-term borrowings outstanding during the years ended December 31, 2012 and 2011 ranged from a minimum of $35,105 and $13,800 to a maximum of $111,032 and $91,548, respectively. The average daily amount of borrowings outstanding under short-term credit agreements during 2012 and 2011 amounted to approximately $67,000 and $52,000 at weighted-average interest rates of 1.88% and 1.86%, respectively. The weighted-average interest rate for amounts outstanding at December 31, 2012 was 1.66%.

At December 31, 2012, the Company had available to it unused lines of credit amounting to $428,884, compared to $457,438 at December 31, 2011. These lines are available to meet the short-term cash requirements of the Company, and certain committed lines of credit have annual fees of up to 35 basis points (0.35%) of the committed lines of credit as of December 31, 2012 and 2011.

The carrying amount of the Company's outstanding long-term, fixed-rate debt exceeded its fair value by $215 and $925 at December 31, 2012 and 2011, respectively. The fair value of the long-term, fixed-rate debt is estimated by using yields obtained from independent pricing sources for similar types of borrowings. The fair value of the Company's variable-rate short- and long-term debt approximates its carrying value at December 31, 2012 and 2011, respectively.

The revolving credit agreement and certain other note agreements contain various affirmative and negative covenants. The Company is also required to maintain certain financial ratios as defined in the agreements. The Company was in compliance with all covenants as of December 31, 2012 and 2011.

10. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. The plan provides retirement benefits based on an employee's average earnings and years of service. Employees become one hundred percent (100%) vested after three years of service regardless of age. The Company's plan funding policy is to make contributions provided that the total annual contributions will not be less than ERISA and the Pension Protection Act of 2006 minimums or greater than the maximum tax-deductible amount, to review contribution and funding strategy on a regular basis, and to allow discretionary contributions to be made by the Company from time to time. The assets of the defined benefit pension plan are invested primarily in fixed income and equity securities, money market funds, and other investments.

The Company provides certain postretirement health care and life insurance benefits to retired employees. Substantially all of the Company's employees may become eligible for postretirement medical benefits if they reach the age and service requirements of the retiree medical plan and retire on a service pension under the defined benefit pension plan. Benefits are provided through insurance coverage with premiums based on the benefits paid during the year. The Company funds postretirement benefits on a pay-as-you-go basis, and accordingly, there were no assets held in the postretirement benefits plan at December 31, 2012 and 2011.

The following table sets forth information regarding the Company's pension and other postretirement benefits as of December 31, 2012 and 2011:

	Pension Benefits		Postretirement Benefits	
	2012	2011	**2012**	2011
Projected benefit obligation	**$ (598,917)**	$ (527,458)	**$ (83,836)**	$ (78,999)
Fair value of plan assets	**430,894**	389,490	—	—
Funded status	**$ (168,023)**	$ (137,968)	**$ (83,836)**	$ (78,999)

The accumulated benefit obligation for the Company's defined benefit pension plan was $499,499 and $448,948 at December 31, 2012 and 2011, respectively.

Amounts recognized in the consolidated balance sheet for the years ended December 31 consist of the following:

	Pension Benefits		Postretirement Benefits	
	2012	2011	**2012**	2011
Current accrued benefit cost	**$ (800)**	$ (1,300)	**$ (6,800)**	$ (7,300)
Non-current accrued benefit cost	**(167,223)**	(136,668)	**(77,036)**	(71,699)
Net amount recognized	**$ (168,023)**	$ (137,968)	**$ (83,836)**	$ (78,999)

Amounts recognized in accumulated other comprehensive loss for the years ended December 31, net of tax, consist of the following:

	Pension Benefits		Postretirement Benefits	
	2012	2011	**2012**	2011
Net actuarial loss	**$ 164,064**	$ 148,118	**$ 20,233**	$ 18,235
Prior service cost (gain)	**2,415**	3,258	**(7,858)**	(9,190)
Accumulated other comprehensive loss	**$ 166,479**	$ 151,376	**$ 12,375**	$ 9,045

Amounts estimated to be amortized from accumulated other comprehensive loss into net periodic benefit costs in 2013, net of tax, consist of the following:

	Pension Benefits	Postretirement Benefits
Net actuarial loss	$ 15,458	$ 1,161
Prior service cost (gain)	855	(1,344)
Accumulated other comprehensive loss	$ 16,313	$ (183)

Weighted-average assumptions used to determine the actuarial present value of the pension and postretirement benefit obligations as of December 31 are:

	Pension Benefits		Postretirement Benefits	
	2012	2011	**2012**	2011
Discount rate	**3.95%**	4.75%	**3.51%**	4.25%
Rate of compensation increase	**4.25%**	4.50%	—	—
Health care cost trend on covered charges	—	—	**8% / 5%**	8% / 5%

For measurement of the postretirement benefit obligation, an 8.00% annual rate of increase in the per capita cost of covered health care benefits was assumed at December 31, 2012. This rate is assumed to decrease to 5.00% at January 1, 2019 and remain at that level thereafter. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on the postretirement benefit obligations as of December 31, 2012 and 2011.

The following presents information regarding the plans for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2012	2011	**2012**	2011
Employer contributions	**$ 40,600**	$ 41,461	**$ 5,843**	$ 5,138
Participant contributions	**$ —**	$ —	**$ 1,107**	$ 1,739
Benefits paid	**$ (37,417)**	$ (27,195)	**$ (6,950)**	$ (6,877)

The Company expects to make contributions totaling $40,800 to its defined benefit pension plan during 2013.

Estimated future defined benefit pension and other postretirement benefit plan payments to plan participants for the years ending December 31 are as follows:

Year	Pension Benefits	Postretirement Benefits
2013	$ 45,500	$ 6,800
2014	43,200	6,700
2015	41,400	6,900
2016	41,200	7,000
2017	40,400	7,100
After 2017	223,100	36,800

The investment objective of the Company's defined benefit pension plan is to ensure that there are sufficient assets to fund regular pension benefits payable to employees over the long-term life of the plan. The Company's defined benefit pension plan seeks to allocate plan assets in a manner that is closely duration-matched with the actuarial projected cash flow liabilities, consistent with prudent standards for preservation of capital, tolerance of investment risk, and maintenance of liquidity.

The Company's defined benefit pension plan utilizes a liability-driven investment ("LDI") approach to help meet these objectives. The LDI strategy employs a structured fixed-income portfolio designed to reduce volatility in the plan's future funding requirements and funding status. This is accomplished by using a blend of long duration government, quasi-governmental, and corporate fixed-income securities, as well as appropriate levels of equity and alternative investments designed to maximize the plan's liability hedge ratio. In practice, the value of an asset portfolio constructed primarily of fixed income securities is inversely correlated to changes in market interest rates, at least partially offsetting changes in the value of the pension benefit obligation caused by changes in the interest rate used to discount plan liabilities.

Asset allocation information for the defined benefit pension plan at December 31, 2012 and 2011 is as follows:

Investment	2012 Actual Allocation	2012 Target Allocation Range	2011 Actual Allocation	2011 Target Allocation Range
Equity securities-US	**7%**	**3-15%**	7%	3-15%
Equity securities-International	**8%**	**3-15%**	7%	3-15%
Fixed income investments-US	**57%**	**35-75%**	58%	35-75%
Fixed income investments-International	**12%**	**3-10%**	11%	3-10%
Absolute return	**9%**	**5-15%**	9%	5-15%
Real assets	**5%**	**3-10%**	5%	3-10%
Private equity	**1%**	**0-3%**	1%	0-3%
Short-term investments	**1%**	**0-3%**	2%	0-3%
Total	**100%**	**100%**	100%	100%

The following is a description of the valuation methodologies used for assets held by the defined benefit pension plan measured at fair value:

Equity securities - US

Equity securities - US consist of investments in US corporate stocks and US equity mutual funds. US equity mutual funds include publicly traded mutual funds and a bank collective fund for ERISA plans. US corporate stocks and US equity mutual funds are primarily large-capitalization stocks (defined as companies with market capitalization of more than $10 billion). US corporate stocks and publicly traded mutual funds are valued at the closing price reported on the active public market in which the individual securities are traded and are classified as Level 1. The bank collective fund for ERISA plans is valued by the fund manager based on the fair value of the underlying assets held by the fund. While the underlying assets of the bank collective fund are publicly available, the fund is not; thus, the bank collective fund investment is classified as Level 2.

Equity securities - International

Equity securities - International consist of investments in international corporate stocks and publicly traded mutual funds and are both primarily investments within developed and emerging markets. Both are valued at the closing price reported on the active public market in which the individual securities are traded and are classified as Level 1.

Fixed income investments - US

Fixed income investments - US consist of US corporate bonds, government and government agency bonds, as well as a publicly traded mutual fund and a commingled fund, both of which invest in corporate and government debt securities within the US. US corporate bonds, government and government agency bonds, and the publicly traded mutual fund are valued at the closing price reported on the active market in which they are traded and thus are classified as Level 1. The commingled fund is valued by the fund manager based on the fair value of the underlying assets held by the fund. While the underlying assets of the commingled fund are publicly available, the fund is not; thus, the commingled fund is classified as Level 2.

Fixed income investments - International

Fixed income investments - International consist of international corporate bonds and a trust fund which invests in corporate and government debt securities within developed and emerging markets. International corporate bonds are valued at the closing price reported on the active market in which they are traded and thus are classified as Level 1. The trust fund is in a group trust which invests in the debt of developed and developing markets. Due to the lack of quotes for this type of fund it is classified as Level 3. Audited financial statements are produced on an annual basis for the trust fund.

Absolute return

Absolute return consists of investments in various hedge funds structured as fund-of-funds (defined as a single fund that invests in multiple funds). The hedge funds use various investment strategies in an attempt to generate positive returns. A fund-of-funds is designed to help diversify and reduce the risk of the overall portfolio. The value of these investments is not available on any active exchange. The valuations are based on unobservable inputs and reported at estimated fair value as determined by the fund manager, and as a result they are classified as Level 3. Audited financial statements are produced on an annual basis for the hedge funds.

Real asset

Real assets consists of natural resource funds (oil, gas and forestry) and a real estate investment trust ("REIT"). The natural resource funds are comprised of a bank collective trust for ERISA plans and a limited partnership ("LP"). The bank collective fund for ERISA plans is valued by the fund manager based on the fair value of the underlying assets held by the fund. While the underlying assets of the bank collective fund are publicly available, the fund is not; thus, the fund is classified as Level 2. The LP is generally characterized as requiring a long-term commitment with limited liquidity. The value of the LP is not publicly available and thus, is classified as Level 3. The REIT is a commingled trust. The value of the trust is determined by its underlying assets, which values are not publicly available; thus, it is classified as Level 3. Audited financial statements are produced on an annual basis for the LP and REIT.

Private equity

Private equity is an asset class that is generally characterized as requiring long-term commitments and where liquidity is typically limited. Private equity does not have an actively traded market with readily observables prices. The investments are limited partnerships structured as fund-of-funds. The investments are diversified across typical private equity strategies including: buyouts, co-investments, secondary offerings, venture capital, and special situations. Valuations are developed using a variety of proprietary model methodologies. Valuations may be derived from publicly available sources as well as information obtained from each fund's general partner based upon public market conditions and returns. All private equity investments are classified as Level 3. Audited financial statements are produced on an annual basis for the private equity investments.

Short-term investments

Short-term investments consist of cash and cash equivalents which are not traded on listed exchanges and the valuation methodology uses significant assumptions that are not directly observable. These investments are carried at cost, which approximates fair value, and are classified as Level 3.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its defined benefit pension plan valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes in the methodologies used by the Company to determine fair value at December 31, 2012 or 2011.

The following tables set forth by level within the fair value hierarchy, the defined benefit pension plan assets measured at fair value as of December 31, 2012 and 2011:

	December 31, 2012			
Investment	Quoted Prices in Active Markets for Identical Inputs (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities - US				
Corporate stocks	$ 15,609	$ —	$ —	$ 15,609
Mutual funds	6,505	8,871	—	15,376
Equity securities - International				
Corporate stocks	544	—	—	544
Mutual funds	33,603	—	—	33,603
Fixed income investments - US				
Corporate debt	120,457	—	—	120,457
US government debt	37,979	—	—	37,979
Mutual funds	17,988	68,017	—	86,005
Fixed income investments - International				
Corporate debt	31,725	—	—	31,725
Commingled funds	—	—	22,063	22,063
Absolute return	—	—	37,289	37,289
Real assets	—	7,041	12,702	19,743
Private equity	—	—	3,807	3,807
Short-term investments	—	—	6,694	6,694
Total	$ 264,410	$ 83,929	$ 82,555	$ 430,894

	December 31, 2011			
Investment	Quoted Prices in Active Markets for Identical Inputs (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities - US				
Corporate stocks	$ 13,926	$ —	$ —	$ 13,926
Mutual funds	6,073	7,751	—	13,824
Equity securities - International				
Corporate stocks	244	—	—	244
Mutual funds	27,300	—	—	27,300
Fixed income investments - US				
Corporate debt	111,590	—	—	111,590
US government debt	37,479	—	—	37,479
Mutual funds	17,743	60,007	—	77,750
Fixed income investments - International				
Corporate debt	22,890	—	—	22,890
Commingled funds	—	—	18,314	18,314
Absolute return	—	—	36,738	36,738
Real assets	—	—	17,451	17,451
Private equity	—	—	4,303	4,303
Short-term investments	—	—	7,681	7,681
Total	$ 237,245	$ 67,758	$ 84,487	$ 389,490

The tables below set forth a summary of changes in the fair value of the defined benefit pension plan's Level 3 assets for the years ended December 31, 2012 and 2011:

December 31, 2012						
	Fixed Income Investments – International	**Absolute Return**	**Real Assets**	**Private Equity**	**Short-term investments**	**Total**
Balance, beginning of year	$ 18,314	$ 36,738	$ 17,451	$ 4,303	$ 7,681	$ 84,487
Realized gains/(losses)	35	1,125	54	231	—	1,445
Unrealized gains/(losses)	1,841	756	1,320	(347)	—	3,570
Transfers	—	—	(7,041)	—	—	(7,041)
Purchases	2,000	3,505	1,239	183	95,694	102,621
Sales	(127)	(4,835)	(321)	(563)	(96,681)	(102,527)
Balance, end of year	$ 22,063	$ 37,289	$ 12,702	$ 3,807	$ 6,694	$ 82,555

December 31, 2011						
	Fixed Income Investments – International	**Absolute Return**	**Real Assets**	**Private Equity**	**Short-term investments**	**Total**
Balance, beginning of year	$ 16,091	$ 31,838	$ 10,130	$ 4,006	$ 6,060	$ 68,125
Realized gains/(losses)	26	(2,507)	143	243	—	(2,095)
Unrealized gains/(losses)	1,299	2,828	369	406	—	4,902
Purchases	1,000	7,500	7,080	178	60,851	76,609
Sales	(102)	(2,921)	(271)	(530)	(59,230)	(63,054)
Balance, end of year	$ 18,314	$ 36,738	$ 17,451	$ 4,303	$ 7,681	$ 84,487

The net periodic benefit cost for the years ended December 31, 2012, 2011, and 2010 included the following components:

	Pension Benefits			Postretirement Benefits		
	2012	2011	2010	**2012**	2011	2010
Service cost	**$ 22,215**	$ 16,497	$ 15,502	**$ 2,336**	$ 2,141	$ 2,086
Interest cost	**24,896**	22,684	21,763	**3,355**	3,679	3,918
Expected return on plan assets	**(23,670)**	(21,883)	(20,691)	—	—	—
Amortization of:						
Net actuarial loss	**21,116**	14,104	11,325	**1,719**	1,971	2,045
Prior service cost (gain)	**1,380**	1,404	1,405	**(2,181)**	(2,181)	(2,181)
Net periodic benefit cost	**$ 45,937**	$ 32,806	$ 29,304	**$ 5,229**	$ 5,610	$ 5,868

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 were:

	Pension Benefits			Postretirement Benefits		
	2012	2011	2010	**2012**	2011	2010
Discount rate	**4.75%**	5.50%	5.75%	**4.25%**	4.75%	5.00%
Expected return on plan assets	**6.25%**	6.25%	6.25%	—	—	—
Rate of compensation increase	**4.50%**	4.25%	4.00%	—	—	—
Health care cost trend on covered charges	—	—	—	8% / 5%	8% / 5%	7% / 5%

The expected return on plan assets assumption for the defined benefit pension plan is a long-term assumption and was determined after evaluating input from both the plan's actuary and pension fund investment advisors, consideration of historical rates of return on plan assets, and anticipated rates of return on the various classes of assets in which the plan invests.

For measurement of the postretirement benefits net periodic cost, an 8.00% annual rate of increase in per capita cost of covered health care benefits was assumed for 2012. The rate was assumed to decrease to 5.00% in 2019 and to remain at that level thereafter. A one percentage point increase or decrease in the assumed healthcare cost trend rate would not have had a material effect on 2012, 2011 and 2010 net periodic benefit cost.

11. PROFIT SHARING AND SAVINGS PLAN

The Company provides a defined contribution profit sharing and savings plan covering substantially all of its full-time employees. Annual contributions by the Company to the profit-sharing portion of the plan are at the discretion of management and are generally based on the profitability of the Company. Expense recognized by the Company under the profit-sharing portion of the plan was $54,751, $51,894, and $31,576 for the years ended December 31, 2012, 2011 and 2010, respectively. Employees may also make voluntary contributions to the savings portion of the plan subject to limitations imposed by federal tax law, ERISA, and the Pension Protection Act of 2006.

12. DERIVATIVE FINANCIAL INSTRUMENTS

Prior to December 2011, the Company was party to an interest rate swap agreement that effectively converted its variable-rate interest payments to a fixed rate on amounts due under a certain lease arrangement. The Company's interest rate swap agreement was designated as a cash flow hedge and was required to be measured at fair value on a recurring basis. The Company endeavored to utilize the best available information in measuring fair value. The interest rate swap was valued based on quoted data from the counterparty, corroborated with indirectly observable market data, which, combined, were deemed to be a Level 2 input in the fair value hierarchy. In December 2011, the Company settled the interest rate swap. The amount of loss recorded in interest expense was $3,257, of which $1,990 was recorded in accumulated other comprehensive loss at the settlement date.

Unrealized gains (net of tax) of $886, and $161 related to the swap were recorded in accumulated other comprehensive loss during the years ended December 31, 2011, and 2010, respectively.

The loss (net of tax) reclassified from accumulated other comprehensive loss to interest expense related to the effective portion of the interest rate swap was $1,080 during the year ended December 31, 2011. No ineffectiveness was recorded in the consolidated statements of income during 2011 and 2010.

13. COMMITMENTS AND CONTINGENCIES

An entity is considered to be a variable interest entity ("VIE") if its total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordination financial support or if its equity investors, as a group, lack the characteristics of having a controlling financial interest. A reporting company is required to consolidate a VIE as its primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Prior to March 2012, the Company had a lease agreement with an independent lessor, that was considered to be a VIE. The agreement provided $28,720 of financing for five of the Company's distribution facilities and carried a five-year term expiring July 2013. The financing structure used with this lease qualified as a silo of a VIE. The Company, as lessee, retained the power to direct the operational activities that most significantly impact the economic performance of the VIE and had an obligation to absorb losses and the right to receive benefits from the sale of the real property held by the VIE lessor. Therefore, the Company was the primary beneficiary of this VIE, and accordingly, consolidated the silo in its financial statements. At December 31, 2011, the consolidated silo included in the Company's consolidated financial statements had a net property balance of $15,118, long-term debt of $27,715, and a noncontrolling interest of $1,005. Under the terms of the lease agreement, the amount guaranteed by the Company as the residual fair value of the property subject to the lease arrangement was $28,720 at December 31, 2011.

In December 2011, the Company notified the independent lessor of its intent to prepay and terminate the lease arrangement due in July 2013. As a result, the Company reclassified the $27,715 lease arrangement from long-term debt to current portion of long-term debt as of December 31, 2011. In March 2012, the Company terminated the lease arrangement, prepaid the $27,715 balance owed on the debt portion of the lease arrangement, and purchased the $1,005 noncontrolling interest in the consolidated silo.

The Company entered into a swap agreement to manage interest rates on amounts due under the prior lease arrangement discussed above in September 2000. In December 2011, the Company settled the interest rate swap. The amount of loss recorded in interest expense was $3,257.

Rental expense was $20,306, $20,275, and $25,684 in 2012, 2011, and 2010, respectively. Future minimum rental payments required under operating leases that have either initial or remaining noncancelable lease terms in excess of one year as of December 31, 2012 are as follows:

For the Years Ending December 31,		Minimum Rental Payments
2013	$	18,800
2014		15,442
2015		11,773
2016		9,854
2017		7,228
After 2017		15,300

The Company and its subsidiaries are subject to various claims, disputes, and administrative and legal matters incidental to the Company's past and current business activities. As a result, contingencies arise resulting from an existing condition, situation, or set of circumstances involving an uncertainty as to the realization of a possible loss.

The Company accounts for loss contingencies in accordance with US GAAP. Estimated loss contingencies are accrued only if the loss is probable and the amount of the loss can be reasonably estimated. With respect to a particular loss contingency, it may be probable that a loss has occurred but the estimate of the loss is a wide range. If the Company deems some amount within the range to be a better estimate than any other amount within the range, that amount shall be accrued. However, if no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued. While the Company believes that none of these claims, disputes, administrative, and legal matters will have a material adverse effect on its financial position, these matters are uncertain and the Company cannot at this time determine whether the financial impact, if any, of these matters will be material to its results of operations in the period in which such matters are resolved or a better estimate becomes available.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive loss as of December 31 are as follows:

		2012		2011
Currency translation	**$**	**12,040**	$	10,057
Pension liability		**(166,479)**		(151,376)
Postretirement benefits liability		**(12,375)**		(9,045)
Accumulated other comprehensive loss	**$**	**(166,814)**	$	(150,364)

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for 2012 and 2011, adjusted for the declaration of stock dividends of twenty percent (20%) and ten percent (10%) in 2012 and 2011, respectively, is as follows:

				2012				
For the Quarter Ended		March 31,		June 30,		September 30,		December 31,
Net sales	$	1,280,247	$	1,381,417	$	1,389,292	$	1,362,325
Gross margin	$	246,813	$	258,675	$	256,246	$	256,628
Net income attributable to the Company	$	16,355	$	42,788	$	20,012	$	7,136
Net income attributable to the Company per share of common stock (A)	$	1.05	$	2.74	$	1.29	$	0.46

(A) All periods adjusted for a twenty percent (20%) stock dividend declared in December 2012. Prior to these adjustments, the average common shares outstanding for the first, second and third quarters of 2012 were 13,012,497, 13,021,478, and 12,973,095 respectively.

For the Quarter Ended		2011 March 31,		June 30,		September 30,		December 31,
Net sales	$	1,187,168	$	1,370,970	$	1,457,971	$	1,358,691
Gross margin	$	225,950	$	248,741	$	268,244	$	252,324
Net income attributable to the Company	$	11,528	$	23,921	$	32,546	$	13,430
Net income attributable to the Company per share of common stock (B)	$	0.74	$	1.55	$	2.11	$	0.87

(B) All periods adjusted for twenty percent (20%) stock dividend declared in December 2012 and a ten percent (10%) stock dividend declared in December 2011. Prior to these adjustments, the average common shares outstanding for the first, second, third, and fourth quarters of 2011 were 11,723,618, 11,714,133, 11,704,135, and 12,857,950, respectively.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is accumulated and communicated to Company management, including the Company's Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2012 was performed under the supervision and with the participation of the Company's management. Based on that evaluation, the Company's management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2012 to ensure that information required to be disclosed in the reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management of the Company, including its Principal Executive Officer and Principal Financial Officer, does not expect that its disclosure controls will prevent or detect all errors. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the control system's objective will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected. These inherent limitations include the realities that disclosure requirements may be misinterpreted and judgments in decision-making may be inexact.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management of the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management of the Company concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that have occurred during the Company's last fiscal quarter that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to the directors of the Company who are nominees for election at the 2013 annual meeting of shareholders that is required to be included pursuant to this Item 10 will be included under the caption "Proposal 1– Nominees for Election as Directors" and "Information About the Board of Directors and Corporate Governance Matters" in the Company's Information Statement relating to the 2013 Annual Meeting (the "Information Statement") to be filed with the SEC pursuant to Rule 14c-5 under the Exchange Act, and is incorporated herein by reference.

The information with respect to the Company's audit committee and audit committee financial expert, and nominating committee required to be included pursuant to this Item 10 will be included under the caption "Information About the Board of Directors and Corporate Governance Matters" in the Company's Information Statement and is incorporated herein by reference.

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer and principal accounting officer (collectively "Covered Officers"). This code of ethics is appended to the Company's business conduct guidelines for all employees. The business conduct guidelines and specific code for Covered Officers may be accessed at: http://www.graybar.com/company/corporate-responsibility/code-of-ethics and is also available in print without charge upon written request addressed to the Secretary of the Company at its principal executive offices.

Item 11. Executive Compensation

The information with respect to executive compensation, the Company's advisory compensation committee, and the compensation committee interlocks and insider participation required to be included pursuant to this Item 11 will be included under the captions "Information About the Board of Directors and Corporate Governance Matters" and "Compensation Discussion and Analysis" in the Information Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information with respect to the security ownership of beneficial owners of more than five percent (5%) of the Common Stock and of directors and executive officers of the Company required to be included pursuant to this Item 12, will be included under the captions "Beneficial Ownership of More Than 5% of the Outstanding Common Stock" and "Beneficial Ownership of Management" in the Information Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

At the date of this report, there are no reportable transactions, business relationships or indebtedness of the type required to be included pursuant to this Item 13 between the Company and any beneficial owner of more than five percent (5%) of the Common Stock, the directors or nominees for director of the Company, the executive officers of the Company or the members of the immediate families of such individuals. If there is any change in that regard prior to the filing of the Information Statement, such information will be included under the caption "Transactions with Related Persons" in the Information Statement and shall be incorporated herein by reference.

The information with respect to director independence and to corporate governance required to be included pursuant to this Item 13 will be included under the captions "Proposal 1: Nominees for Election as Directors" and "Information about the Board of Directors and Corporate Governance Matters" in the Information Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information with respect to principal accounting fees and services required to be included pursuant to this Item 14 will be included under the caption "Relationship with Independent Registered Public Accounting Firm" in the Company's Information Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this report:

The following financial statements and Report of Independent Registered Public Accounting Firm are included on the indicated pages in this 2012 Annual Report on Form 10-K.

1. **Index to Financial Statements**

   (i) Consolidated Statements of Income for each of the three years ended December 31, 2012 (page 22)

   (ii) Consolidated Statements of Comprehensive Income for each of the three years ended December 31, 2012 (page 23).

   (iii) Consolidated Balance Sheets, as of December 31, 2012 and 2011 (page 24).

   (iv) Consolidated Statements of Cash Flows for each of the three years ended December 31, 2012 (page 25).

   (v) Consolidated Statements of Changes in Shareholders' Equity for each of three years ended December 31, 2012 (page 26).

   (vi) Notes to Consolidated Financial Statements (pages 27 to 44).

   (vii) Report of Independent Registered Public Accounting Firm (page 21).

2. **Index to Financial Schedules**

   All schedules are omitted because of the absence of the conditions under which they are required or because the required information is set forth in the financial statements and the accompanying notes thereto.

3. **Exhibits**

   The following exhibits required to be filed as part of this Annual Report on Form 10-K have been included:

(3) (i) Articles of Incorporation

Restated Certificate of Incorporation, as amended, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated June 9, 2011 (Commission File No.000-00255) and incorporated herein by reference.

(ii) Bylaws

By-laws as amended through June 9, 2011, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated June 9, 2011 (Commission File No. 000-00255) and incorporated herein by reference.

(4) and (9) Voting Trust Agreement

Voting Trust Agreement dated as of March 16, 2007, a form of which is attached as Annex A to the Prospectus dated January 18, 2007, constituting a part of the Company's Registration Statement on Form S-1 (Registration No. 333-139992), and incorporated herein by reference.

The Company hereby agrees to furnish to the Commission upon request a copy of each instrument omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

(10) Material Contracts

(i) Management Incentive Plan, filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2010 (Commission File No. 000-00255) and incorporated herein by reference.*

(ii) Graybar Electric Company, Inc. Supplemental Benefit Plan, amended and restated, entered into between the Company and certain employees effective January 1, 2009, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iii) Form of Deferral Agreement under Graybar Electric Company, Inc. Supplemental Benefit Plan, filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iv) Credit Agreement, dated as of September 28, 2011 among the Company, as parent borrower and a guarantor, Graybar Canada Limited, as a borrower, certain domestic subsidiaries of the parent borrower, as the subsidiary guarantors, and Bank of America, N.A., as domestic administrative agent, domestic swing line lender and domestic L/C issuer, and Bank of America, N.A. acting through its Canadian branch, as Canadian administrative agent, Canadian swing line lender and Canadian L/C issuer, and the other lenders party thereto, filed as Exhibit 10 to the Company's Current Report on Form 8-K dated September 28, 2011 (Commission File No. 000-00255) and incorporated herein by reference.

(21) List of subsidiaries of the Company

(31.1) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(31.2) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

(32.1) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(32.2) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

101.INS** XBRL Instance Document

101.SCH** XBRL Taxonomy Extension Schema Document

101.CAL** XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF** XBRL Taxonomy Extension Definition Linkbase Document

101.LAB** XBRL Taxonomy Extension Label Linkbase Document

101.PRE** XBRL Taxonomy Extension Presentation Linkbase Document

* Compensation arrangement

** In accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, Exhibit 101 is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 14th day of March 2013.

GRAYBAR ELECTRIC COMPANY, INC.

By /s/ K. M. MAZZARELLA
(K. M. Mazzarella, Chairman of the Board, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities indicated, on March 14, 2013.

Signature	Title
/s/ K. M. MAZZARELLA (K. M. Mazzarella)	Director, Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ R. R. HARWOOD (R. R. Harwood)	Director, Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ D. R. SHEFF (D. R. Sheff)	Assistant Controller (Principal Accounting Officer)
/s/ R. A. COLE (R. A. Cole)	Director
/s/ M. W. GEEKIE (M. W. Geekie)	Director
/s/ L. R. GIGLIO (L. R. Giglio)	Director
/s/ R. C. LYONS (R. C. Lyons)	Director
/s/ D. G. MAXWELL (D. G. Maxwell)	Director
/s/ B. L. PROPST (B. L. Propst)	Director

Index of Exhibits

(3) (i) Articles of Incorporation

Restated Certificate of Incorporation, as amended, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated June 9, 2011 (Commission File No.000-00255) and incorporated herein by reference.

(ii) Bylaws

By-laws as amended through June 9, 2011, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K dated June 9, 2011 (Commission File No. 000-00255) and incorporated herein by reference.

(4) and (9) Voting Trust Agreement

Voting Trust Agreement dated as of March 16, 2007, a form of which is attached as Annex A to the Prospectus dated January 18, 2007, constituting a part of the Company's Registration Statement on Form S-1 (Registration No. 333-139992), and incorporated herein by reference.

The Company hereby agrees to furnish to the Commission upon request a copy of each instrument omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

(10) Material Contracts

(i) Management Incentive Plan, filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 2010 (Commission File No. 000-00255) and incorporated herein by reference.*

(ii) Graybar Electric Company, Inc. Supplemental Benefit Plan, amended and restated, entered into between the Company and certain employees effective January 1, 2009, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iii) Form of Deferral Agreement under Graybar Electric Company, Inc. Supplemental Benefit Plan, filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iv) Credit Agreement, dated as of September 28, 2011 among the Company, as parent borrower and a guarantor, Graybar Canada Limited, as a borrower, certain domestic subsidiaries of the parent borrower, as the subsidiary guarantors, and Bank of America, N.A., as domestic administrative agent, domestic swing line lender and domestic L/C issuer, and Bank of America, N.A. acting through its Canadian branch, as Canadian administrative agent, Canadian swing line lender and Canadian L/C issuer, and the other lenders party thereto, filed as Exhibit 10 to the Company's Current Report on Form 8-K dated September 28, 2011 (Commission File No. 000-00255) and incorporated herein by reference.

(21) List of subsidiaries of the Company

(31.1) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(31.2) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

(32.1) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(32.2) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

101.INS** XBRL Instance Document

101.SCH** XBRL Taxonomy Extension Schema Document

101.CAL** XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF** XBRL Taxonomy Extension Definition Linkbase Document

101.LAB** XBRL Taxonomy Extension Label Linkbase Document

101.PRE** XBRL Taxonomy Extension Presentation Linkbase Document

* Compensation arrangement

** In accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, Exhibit 101 is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under those sections.

EXHIBIT 21

GRAYBAR ELECTRIC COMPANY, INC.

LIST OF SUBSIDIARIES

Graybar International, Inc., a Missouri corporation

Graybar Financial Services, Inc., a Missouri corporation

Graybar Electric Limited, a Nova Scotia corporation

Graybar Canada Limited, a Nova Scotia corporation

Graybar Services, Inc., an Illinois corporation

Distribution Associates, Inc., a Missouri corporation

Graybar Business Services, Inc., a Missouri corporation

Graybar Electric Canada Limited, a Nova Scotia corporation

Commonwealth Controls Corporation, a Missouri corporation

Graybar Newfoundland Limited, a Newfoundland and Labrador corporation

Graybar Energy Limited, an Ontario corporation

25 NC, LLC, a Missouri limited liability company

Exhibit 31.1

CERTIFICATION

I, Kathleen M. Mazzarella, certify that:

1) I have reviewed this annual report on Form 10-K of Graybar Electric Company, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2013

/s/ KATHLEEN M. MAZZARELLA

Kathleen M. Mazzarella

President, Chief Executive Officer and Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, Randall R. Harwood, certify that:

1) I have reviewed this annual report on Form 10-K of Graybar Electric Company, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2013

/s/ RANDALL R. HARWOOD

Randall R. Harwood

Senior Vice President, Chief Financial Officer and
Principal Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Kathleen M. Mazzarella, President and Principal Executive Officer of Graybar Electric Company, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ KATHLEEN M. MAZZARELLA

Kathleen M. Mazzarella
President, Chief Executive Officer and Principal Executive Officer

March 14, 2013

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Randall R. Harwood, Senior Vice President and Principal Financial Officer of Graybar Electric Company, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RANDALL R. HARWOOD

Randall R. Harwood

Senior Vice President, Chief Financial Officer and Principal Financial Officer

March 14, 2013



End of Annual Report on Form 10-K

for the fiscal year ended December 31, 2012

Management as of December 31, 2012

NEW YORK DISTRICT
Richard H. Harvey
District Vice President
Thomas J. Wallace
Director, Electrical Sales
Richard S. King
Director, Comm/Data Sales
Joseph M. Sabatino
Director, Operations
Timothy D. Birky
Director, Finance
Monique N. Thornton-Arnold
Director, Human Resources

BOSTON DISTRICT
Todd M. McDonough
District Vice President
Robert F. Trolander
Director, Electrical Sales
Thomas P. Feiden
Director, Comm/Data Sales
Thomas C. Hill
Director, Operations
Joseph P. Peduto
Director, Finance

PITTSBURGH DISTRICT
Steven M. Schooley
District Vice President
J. Chris Butt
Director, Electrical Sales
Robert D. Bender
Director, Comm/Data Sales
C. Robert Smith
Director, Operations
James M. Stoklosa
Director, Finance
Bryan C. Scott
Director, Human Resources

ATLANTA DISTRICT
David A. Bender
District Vice President
Nathan W. Decker
Director, Electrical Sales
Thomas G. Karrenbauer
Director, Comm/Data Sales
Chriscinda D. Krasinski
Director, Operations
John Wagner
Director, Finance
Rhian Sharp
Director, Human Resources

RICHMOND DISTRICT
Thomas S. Gurganous
District Vice President
Thomas R. Moore
Vice President-Sales, Broadband Utility
Lindsey G. Darnell
Director, Electrical Sales
Roderick E. Gowen
Director, Electrical Sales
William J. Coppins
Director, Comm/Data Sales
Tracy D. Barnett
Director, Comm/Data Sales
Gregory T. Hochheiser
Director, Comm/Data Sales
Reinhold M. Hunt
Director, Comm/Data Sales
David K. Ange
Director, Operations
Roderick A. Morgan
Director, Finance
Vicki L. Hall
Director, Human Resources

TAMPA DISTRICT
Andrew E. Ciccone
District Vice President
David L. Schwichtenberg
Director, Electrical Sales
Edward G. Duda
Director, Comm/Data Sales
Dale J. Thayer, Jr.
Director, Operations
Scott W. Sinning
Director, Finance
Joe B. Contreras
Director, Human Resources

CHICAGO DISTRICT
Richard A. Cole
District Vice President
Thomas G. Pratt
Director, Electrical Sales
Thomas C. Bleker
Director, Comm/Data Sales
David P. Showman
Director, Industrial Sales
Martin A. Aske
Director, Operations
Steven R. Bourbeau
Director, Finance
Kimberly V. Morris-Woodfork
Director, Human Resources

MINNEAPOLIS DISTRICT
G. William Keller
District Vice President
Rick A. Schroeder
Director, Electrical Sales
Ellen S. Rebne
Director, Comm/Data Sales
Gerald J. Thompson
Director, Industrial Sales
Jamie L. Phillips
Director, Operations
John P. Kahne
Director, Finance
Linda Z. Bergstedt
Director, Human Resources

ST. LOUIS DISTRICT
Michael C. Dumas
District Vice President
Timothy J. Schaeffer
Director, Electrical Sales
Stephen D. Boschert
Director, Comm/Data Sales
David A. Dapron
Director, Industrial Sales
Susan M. Reale
Director, Operations
Jason P. Casey
Director, Finance
Tricia L. Rasch
Director, Human Resources

DALLAS DISTRICT
Randall R. Harwood
District Vice President
Daryl R. Gough
Director, Electrical Sales
Stacy W. Wittig
Director, Electrical Sales
Philip J. Harvatin
Director, Comm/Data Sales
Dori A. Moore
Director, Operations
Darryl B. Bain
Director, Finance
Grady N. Norton
Director, Human Resources

SEATTLE DISTRICT
Kirk A. Snure
District Vice President
Steven D. Breeden
Director, Electrical Sales
Derek W. Osborn
Director, Comm/Data Sales
Peter J. Eccles
Director, Operations
Paul A. Hansen
Director, Finance
Natasha J. Oilar
Director, Human Resources

PHOENIX DISTRICT
Craig M. Mead
District Vice President
Tyler J. Gibson
Director, Electrical Sales
Brian P. Leckey
Director, Industrial Sales
Shayne P. Jones
Director, Operations
Kevin D. Cook
Director, Finance
Rita A. Sandoval
Director, Human Resources

CALIFORNIA DISTRICT
David G. Maxwell
District Vice President
Stephen R. Cray
Director, Electrical Sales
Jamie D. Thompson
Director, Electrical Sales
William F. Seddon
Director, Comm/Data Sales
M. Dwayne Roberts
Director, Operations
Richard T. Birkett
Director, Finance
Melanie D. Hull
Director, Human Resources

GRAYBAR CANADA
Peter D. Horncastle
Executive Vice President and General Manager
Brian D. Thomas
Senior Vice President, Canadian Business
Michael E. Williamson
Vice President, Comptroller and Secretary
Michael C. Ryan
Director, Comm/Data
Mark C. Kehoe
Director, Human Resources

Locations as of December 31, 2012

CORPORATE OFFICES

Corporate Headquarters
34 North Meramec Avenue
St. Louis, Missouri 63105
314-573-9200

Centerpoint
11885 Lackland Road
St. Louis, Missouri 63146
314-573-5700

Bel Ridge
8170 Lackland Road
Bel Ridge, Missouri 63114
314-573-2000

NEW YORK DISTRICT

105 Fieldcrest Avenue
Suite 202
Edison, New Jersey 08837
973-404-5555

BRANCHES

New York:
Albany, Garden City, Hudson Valley

New Jersey:
Edison, Hamilton, Teterboro

Pennsylvania:
Allentown, Harrisburg, Philadelphia

Delaware:
New Castle

SERVICE CENTER
Carteret, New Jersey

BOSTON DISTRICT

345 Harrison Avenue
Boston, Massachusetts 02118
617-406-5000

BRANCHES

Rhode Island:
Cranston

Massachusetts:
Wilmington, West Springfield, Worcester

Maine:
Portland

New Hampshire:
Manchester

Vermont:
Burlington, Rutland

Connecticut:
Wallingford

SERVICE CENTER
Taunton, Massachusetts

PITTSBURGH DISTRICT

900 Ridge Avenue
Pittsburgh, Pennsylvania 15212
412-323-5200

BRANCHES

Kentucky:
Lexington, Louisville

Ohio:
Akron, Cincinnati, Cleveland, Columbus, Dayton, Lima, Mansfield, Toledo, Youngstown

Pennsylvania:
Erie, Greensburg

West Virginia:
Charleston, Wheeling

New York:
Buffalo, Rochester, Syracuse

ATLANTA DISTRICT

2050 Nancy Hanks Drive
Norcross, Georgia 30071
770-441-5580

BRANCHES

Georgia:
Augusta, Cartersville, Fayetteville, Marietta, Savannah

Alabama:
Birmingham, Huntsville, Mobile

South Carolina:
Charleston, Columbia, Greenville, Hilton Head, Spartanburg

Tennessee:
Chattanooga, Clarksville, Knoxville, Nashville

Florida:
Pensacola

Mississippi:
Gulfport, Jackson

RICHMOND DISTRICT

1510 Tomlynn Street
Richmond, Virginia 23230
804-354-1300

BRANCHES

Virginia:
Hampton, Norfolk, Roanoke, Sterling, Commonwealth Controls-Richmond

North Carolina:
Asheville, Charlotte, Greensboro, Monroe, Raleigh, Wilmington, Winston-Salem

South Carolina:
Rock Hill

Tennessee:
Bristol

Maryland:
Baltimore, Lanham

SERVICE CENTER
Charlotte, North Carolina

TAMPA DISTRICT

9404 Camden Field Parkway
Riverview, FL 33578
813-984-3100

BRANCHES

Florida:
Daytona Beach, Fort Myers, Fort Pierce, Gainesville, Jacksonville, Lakeland, Melbourne, Miami, Naples, Orlando, Panama City, Pinellas, Pompano Beach, Port Charlotte, Sarasota, Tallahassee, Tampa, West Palm Beach

SERVICE CENTER
Riverview, Florida

CHICAGO DISTRICT

900 Regency Drive
Glendale Heights, Illinois 60139
630-893-3600

BRANCHES

Illinois:
Chicago Downtown, East Peoria, Naperville, Springfield

Indiana:
Fort Wayne, Hammond, Indianapolis, Lafayette, South Bend

Michigan:
Belleville, East Livonia, Flint, Grand Rapids, Lansing

Iowa:
Cedar Rapids, Davenport

Wisconsin:
Madison, West Allis

MINNEAPOLIS DISTRICT

2300 East 25th Street
Minneapolis, Minnesota 55406
612-721-3545

BRANCHES

Minnesota:
Brooklyn Park, Duluth, Hibbing, Mankato, Rochester, St. Cloud, St. Paul

North Dakota:
Bismarck, Fargo

South Dakota:
Brookings, Sioux Falls

Wisconsin:
Green Bay, Manitowoc, Marinette, Stevens Point

Iowa:
Des Moines

SERVICE CENTER
Brooklyn Park, Minnesota

Locations continued

ST. LOUIS DISTRICT
8170 Lackland Road
Bel Ridge, Missouri 63114
314-573-2000

BRANCHES
Missouri:
Jefferson City, Joplin, Kansas City, Springfield
Kansas:
Wichita
Nebraska:
Lincoln, Omaha
Tennessee:
Jackson, Memphis
Arkansas:
Conway, Little Rock, Springdale
Indiana:
Evansville
Oklahoma:
Oklahoma City, Tulsa
Illinois:
Collinsville

SERVICE CENTER
Bel Ridge, Missouri

DALLAS DISTRICT
4601 Cambridge Road
Ft. Worth, Texas 76155
817-213-1300

BRANCHES
Texas:
Abilene, Amarillo, Austin, Beaumont, Corpus Christi, Freeport, Houston, San Antonio
Louisiana:
Baton Rouge, Lake Charles, New Orleans, Shreveport

SEATTLE DISTRICT
1919 Sixth Avenue South
Seattle, Washington 98134
206-292-4848

BRANCHES
Washington:
Everett, Spokane, Tacoma
Oregon:
Eugene, Portland
Idaho:
Boise
Alaska:
Anchorage
Montana:
Billings
Hawaii:
Honolulu

SERVICE CENTER
Renton, Washington

PHOENIX DISTRICT
3350 West Earll Drive
Phoenix, Arizona 85017
602-269-2131

BRANCHES
Arizona:
Mesa, Peoria, Tucson
Colorado:
Aurora, Colorado Springs, Denver
New Mexico:
Albuquerque
Texas:
El Paso
Nevada:
Las Vegas
Utah:
Salt Lake City

CALIFORNIA DISTRICT
383 South Cheryl Lane
City of Industry, California 91789
909-451-4300

BRANCHES
California:
Anaheim, Bakersfield, Costa Mesa, Dublin, Fresno, Martinez, Modesto, Rancho Cordova, Sacramento, San Bernardino, San Diego, San Francisco, San Jose, San Marcos, Santa Barbara, Santa Rosa, Van Nuys
Nevada:
Sparks

SERVICE CENTERS
Hayward, California
City of Industry, California

ZONE WAREHOUSES

AUSTELL ZONE
Woodlands Business Park
Building 100
8180 Troon Circle
Austell, Georgia 30168
678-945-9970

FRESNO ZONE
4401 East Central Avenue
Fresno, California 93725
559-264-2393

JOLIET ZONE
1700 Crossroad Drive
Joliet, Illinois 60431
815-741-4660

RICHMOND ZONE
2501 Distribution Drive
Richmond, Virginia 23231
804-521-6800

SPRINGFIELD ZONE
1904 N. LeCompte
Building #12
Springfield, Missouri 65802
417-864-4955

STAFFORD ZONE
13131 North Promenade Boulevard
Stafford, Texas 77477
281-340-5500

YOUNGSTOWN ZONE
1100 Ohio Works Drive
Youngstown, Ohio 44510
330-799-3220

INTERNATIONAL LOCATIONS

GRAYBAR CANADA
3600 Joseph Howe Drive
Halifax, Nova Scotia B3L
4H7 Canada
902-457-8787

BRANCHES
Ontario:
Guelph, Hamilton, Kitchener, Markham, Mississauga, Niagara Falls, Ottawa, Sudbury, Windsor
Nova Scotia:
Bridgewater, Dartmouth, Kentville, New Glasgow, Sydney, Truro, Yarmouth
Prince Edward Island: Charlottetown
New Brunswick:
Bathurst, Florenceville, Fredericton, Moncton, Saint John
Newfoundland and Labrador: Corner Brook, Grand Falls-Windsor, St. John's, Wabush
Alberta:
Calgary, Edmonton
British Columbia:
Vancouver

GRAYBAR PUERTO RICO
Besthree Building A,
LMM Airport Cargo Area –
Base Muniz
Carolina, Puerto Rico 00979
787-622-2255

Design: Falk Harrison, St. Louis, Mo. – falkharrison.com


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Graybar Electric Company, Inc.
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St. Louis, Missouri 63105

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